[Curian Capital Graphic Omitted]

MEMORANDUM
TO:	Edward P. Bartz U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	January 28, 2011
SUBJECT:	Response to Comments to Form N-1A for Curian Series Trust (“CST”) File Nos: 333-17606 and 811-22495

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received via U.S. mail on December 20, 2010 to CST’s filing on Form N1-A.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

PROSPECTUS:

Cover Page

1.
The business and mailing addresses of the Trust are neither permitted nor required to be on the Cover page of the prospectus.  See Item 1 of Form N-1A.  Please delete these addresses from the Cover page.

RESPONSE:  The business and mailing addresses of the Trust have been removed from the cover page.

I.  Curian/PIMCO Total Return Fund

Summary – Investment Objective

2.	Please delete the Fund’s ticker symbol that is shown in the line just above the investment objective, as it is neither required nor permitted in this section of the prospectus.

RESPONSE:  The Fund’s ticker symbol has been removed from the line just above the investment objective.

Summary – Expenses

3.
In the table of Annual Fund Operating Expenses, “Advisory Fee,” “Sub-Advisory Fee,” and “Administration Fee” are shown as three separate captions.  Please change the first caption of the table from “Advisory Fee” to “Management Fees,” eliminate the captions for “Sub-Advisory Fee” and “Administration Fee,” and total all three of the percentages for these expenses into one amount representing the “Management Fee.”  Alternatively, the “Sub-Advisory Fee” may be combined with the “Advisory Fee” in the “Management Fee” line, with the “Administration Fee” stated as a subcategory of “Other Expenses,” or shown in a parenthetical to “Other Expenses.”  See Instructions 3(a) and 3(c)(iii) to Item 3 of Form N-1A.

RESPONSE:  The Registrant has modified the table so the Management Fee line includes only the Advisory Fee and Sub-Advisory Fee for each Fund.  The Administration Fee will be included in “Other Expenses” as shown below and noted in the footnote:

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.38%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses 1	0.64%
Total Annual Fund Operating Expenses	1.02%
Fee Waivers 2	0.22%
Total Annual Fund Operating Expenses after Fee Waivers	0.80%

(1)  “Other Expenses” include an Administration Fee of 0.60% which is payable to Curian Capital, LLC (“Curian Capital”) and are based on estimated amounts for the current fiscal year.
(2)  Curian Capital agrees to waive its advisory fee and reduce the Administration Fee payable to it and/or reimburse other expenses of the Fund through ________, [to be updated by amendment] 2011, to the extent necessary to limit the total operating expenses of each Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) of 0.80%.

4.
The table of Annual Fund Operating Expenses discloses a “Fee Waiver” of 0.22%, which is described in Footnote (2) to the table as reflective of the adviser’s agreement to waive its advisory fee and reduce its administration fee and/or reimburse other expenses of the Fund “through ___, 2011.”  Please ensure that this date is no less than one calendar year from the effective date of the registration statement if this agreement is to be referenced in the table and footnote.  If the Fund provides this disclosure, please also disclose the period for which the fee waiver or expense reimbursement arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.  See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE:  The Registrant confirms that the date will be no less than one calendar year from the effective date of the registration statement.  The Registrant expects that this fee waiver will continue for a minimum of a one-year period to be reviewed annually by the Board of Trustees of the Registrant.

The Registrant has also indicated the circumstances under which the arrangement can be terminated.  However, Curian Capital, LLC (“Curian Capital”) and the Board of Trustees can amend or terminate the waiver arrangement annually.

This response applies to all Funds of the Trust.

Summary – Portfolio Turnover (% of average value of portfolio)

5.
Please modify the second sentence of this paragraph to read “A higher portfolio turnover may indicate higher transaction costs, and may result in higher taxes when Fund shares are held in a taxable account.”  See the paragraph labeled “Portfolio Turnover” below the expense example, Item 3 of Form N-1A.

RESPONSE:  The Registrant has modified the second sentence of the section entitled “Portfolio Turnover” to read as follows:

A higher portfolio turnover may indicate higher transaction costs, and may result in higher taxes when Fund shares are held in a taxable account.

The Registrant confirms that this change has been made for each Fund of the Trust.

Summary – Principal Investment Strategies

6.
Among the principal investment strategies disclosed in this section is the use of derivative instruments such as options, futures contracts, swap agreements, and derivative instruments that have economic characteristics similar to fixed income investments.  Please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.  Also, since the Total Return Fund and the Income Fund may invest in derivatives “without limitation,” please make this disclosure more prominent.

RESPONSE:  The Registrant has reviewed the staff observations set forth in the above referenced letter and believe that the principal investment strategies accurately and appropriately take the staff observations into consideration.

The Registrant has moved the fifth paragraph in the section entitled “Principal Investment Strategies” discussing the Fund’s ability to invest in derivatives to follow the first paragraph.

The Registrant has also added the following disclosure to the section entitled “Principal Investment Strategies” in both the summary prospectus and the disclosure for Item 9.

Derivative instruments are subject to the risk that the market value of the instrument will change in a way detrimental to the Fund's interest. If the Sub-Adviser incorrectly forecasts the values of securities, currencies or interest rates or other economic factors in using derivatives for the Fund, the Fund might have been in a better position if it had not entered into the transaction at all. While some strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other Fund investments. The Fund may also have to buy or sell a security at a disadvantageous time or price because the Fund is legally required to maintain offsetting positions or asset coverage in connection with certain derivatives transactions.

7.
Disclosure in this section states that the Fund may obtain market exposure to securities by entering into a series of purchase and sale contracts or by using buybacks or dollar rolls.  Please describe these transactions and whether or not they create leverage for the Fund.  Additionally, if these transactions will create leverage, please discuss the risks involved in the principal risks section.

RESPONSE:  The Registrant has added disclosure on dollar rolls and buy backs to the section entitled “Principal Investment Strategies” discussing the Fund’s leveraging risk for the Curian/PIMCO Total Return Fund in the Item 9 section.  The Registrant has also added the paragraph below to the section entitled “Principal Investment Strategies” for the Curian/PIMCO Total Return Fund in Item 9.

Dollar rolls and buy backs are similar to reverse repurchase agreements.  In a dollar roll, the dealer with which the Fund enters into a dollar roll transaction is not required to return the same securities as those originally sold by the Fund, but securities that are “substantially identical.”  A sale-buyback is similar to a reverse repurchase agreement, except that in a sale-buyback, the counterparty who purchases the security is entitled to receive any principal or interest payments made in the underlying security pending settlement of the Fund’s repurchase of the underlying security.

The Registrant has added “Leveraging risk” to the section entitled “Principal Risks of Investing in the Fund.”  The Registrant has also added “dollar rolls and buybacks” to the “Leveraging risk” disclosure.

The Registrant has also added additional disclosure language on dollar rolls to the SAI in the section entitled “Borrowing and Lending.”

8.
Disclosure provides that the Fund may engage in “short sales.”  Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund’s short sale transactions.  See AICPA Audit and Accounting Guide:  Investment Companies ¶7.93.j (May 1, 2010).

RESPONSE:  The Registrant confirms that if the Fund has any short sales, the fee table will include, as an expense, an estimate of dividends paid on the Fund’s short sale transactions.

9.
Disclosure of the Fund’s “Principal Investment Strategies” (in response to Item 9) states that the Fund may invest in repurchase agreements and reverse repurchase agreements.  Please include disclosure of the Fund’s use of these asset types in the Summary section for “Principal Investment Strategies.”

RESPONSE:  The Registrant has added the underscored language to the first paragraph of the section entitled “Principal Investment Strategies,” and deleted the stricken language.  The paragraph now reads as follows:

Principal Investment Strategies. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, ~~or~~ swap agreements, repurchase agreements, or reverse repurchase agreements.  “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.  For purposes of satisfying the 80% requirement, the Fund may also invest in derivative instruments that have economic characteristics similar to the fixed income instruments mentioned above. The average portfolio duration of the Fund normally varies within two years (plus or minus) of the duration of the Barclays Capital U.S. Aggregate Bond Index, which as of [June 30, 2010] was [4.30] years.  Duration is a measure of expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates.

Summary – Principal Risks of Investing in the Fund

10.
The “Principal Investment Strategies” section (Item 9) of the Fund includes the use of bonds, debt securities and other similar instruments issued by various U.S. public or private sector entities; high yield “junk bonds;” securities issued on a when-issued, delayed delivery or forward commitment basis; short sales; purchase and sale contracts; buybacks and dollar rolls; preferred stocks; and repurchase agreements/reverse repurchase agreements.  Please add disclosure to this section summarizing the risks associated with these types of investments and strategies.  See Item 4(b)(1)(i) of Form N-1A.

RESPONSE:  The Registrant has added the following risks to the section entitled “Principal Risks of Investing in the Fund”:

•	High yield bonds, lower-rated bonds, and unrated securities *
•	Preferred stock risk
•	Repurchase agreements, purchase and sale contracts risk
•	Short sales risk *
•	When-issued and delayed delivery securities and forward commitments risk

* These risks were originally listed in the Item 9 section as “additional risks”.  These risks have been removed from the Item 9 section and added to the list of “principal risks.”

Summary – Portfolio Managers

11.
Please revise the second column of the table to reflect the portfolio manager’s length of service as portfolio manager of the Fund, which in this instance is since inception.  See Item 5(b) of Form N-1A.

RESPONSE:  The Registrant has changed the second column to reflect the portfolio manager’s length of service as “since inception.”

II.  Curian/PIMCO Income Fund

Summary – Principal Investment Strategies

12.
The “Principal Risks of Investing in the Fund” section discloses “Leveraging risk,” which is described as the possible consequence of the use of reverse repurchase agreements and loans of portfolio securities.  Please disclose the use of reverse repurchase agreements and loans of portfolio securities as components of the Fund’s principal investment strategy.  See Item 4(a) of Form N-1A.  Also, the Fund discloses short sale risk as one of the “Principal Risks of Investing in the Fund.”  Please disclose the Fund’s short sale strategy in this section.

RESPONSE:  The Registrant has added the underscored language to the first paragraph of the section entitled “Principal Investment Strategies,” and deleted the stricken language.  The paragraph now reads as follows:

Principal Investment Strategies. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of investment grade corporate fixed income securities of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts swap agreements, repurchase agreements, ~~or~~ reverse repurchase agreements or loan participations and assignments.  Assets not invested in investment grade corporate fixed income securities may be invested in other types of Fixed Income Instruments.  “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public-or private-sector entities.  The average portfolio duration of this Fund normally varies within two years (plus or minus) of the duration of the Barclays Capital U.S. Credit Index, which as of [June 30, 2010] was [6.39 years].  Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates.

The Registrant discloses in the fourth paragraph of the section entitled “Principal Investment Strategies,” that the Fund may engage in short sales.

Summary – Principal Risks of Investing in the Fund

13.
The “Principal Investment Strategies” section of the Fund includes the use of bonds, debt securities and other similar instruments issued by various U.S. public or private sector entities; securities issued on a when-issued, delayed delivery or forward commitment basis; purchase and sale contracts; buybacks and dollar rolls; and preferred stocks.  Please add disclosure to this section summarizing the risks associated with these types of investments and strategies.  See Item 4(b)(1)(i) of Form N-1A.

RESPONSE:  The Registrant has added the following risks to the section entitled “Principal Risks of Investing in the Fund”:

•	Preferred stock risk
•	Repurchase agreements, purchase and sale contracts risk
•	When-issued and delayed delivery securities and forward commitments risk

The Registrant currently discloses the following risk in the section entitled “Principal Risks of Investing in the Fund” that is associated with bonds, debt securities and other similar instruments.

•	High yield bonds, lower-rated bonds, and unrated securities

III.  Curian/WMC International Equity Fund

Summary – Fund Name

14.
Because the Fund’s name includes the term “Equity,” please include a policy of investing, under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, in equity securities.  See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

RESPONSE:  The Registrant has modified the first sentence of the “Principal Investment Strategies” section in both the summary and the Item 9 section to read as follows (the underscored language has been added and the language stricken has been deleted):

Principal Investment Strategies. The Fund normally invests at least ~~65~~80% of its assets in stocks issued by non-U.S. companies ~~that trade in foreign markets that are generally considered to be well established~~.

Summary – Principal Investment Strategies

15.
Disclosure provides that, under normal circumstances, the Fund invests primarily in mid- and large- capitalization companies.  Please provide an approximate dollar value for the market capitalizations of companies covered by this range.

RESPONSE:  The Fund may invest in opportunities across the market capitalization spectrum, but under normal circumstances invests primarily in mid-and large-capitalization companies in the range of the MSCI AC World ex US.  As of December 31, 2010, the range of that index was $627 million to $309 billion.

16.	Disclosure later in the prospectus states that the Fund will employ a “value” strategy. Please revise this section to reflect the value strategy.

RESPONSE:  The description of the fundamental investment process in the section “Principal Investment Strategies” is not meant to convey a “value” bias, but rather a focus on valuation, whether for a growth or value stock.  The Fund will not typically have a strong value or growth style bias.

17.
Disclosure later in the prospectus also states that the Fund has a principal strategy of trading securities “actively.”  Please disclose this policy in this section, and provide the risks associated with trading securities actively.

RESPONSE:  The Registrant has added the following sentence to the section entitled “Principal Investment Strategies”:

The Fund may trade securities actively.

The Registrant has disclosed “portfolio turnover” and “managed portfolio risk” in the “Principal Risks of Investing in the Fund.”  These risks are associated with actively trading securities.

ADDITIONAL INFORMATION ABOUT EACH FUND

Summary – Eligible Investors

18.
A Fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required.  See General Instruction C.3(b) of Form N-1A.  Please delete or move out of the Summary section the section “Eligible Investors,” as it is neither required nor permitted to be inserted in the Summary disclosure section of Items 2 through 8.

RESPONSE:  The Registrant has moved this section entitled “Eligible Investors” to the section entitled “Investment in Fund Shares.”

Summary – Purchase and Sale of Fund Shares

19.
Item 6 of Form N-1A requires that the Fund disclose the minimum initial or subsequent investment requirements, and that the Fund’s shares are redeemable, along with a brief description of the procedures for redeeming shares.  See Items 6(a) and 6(b) of Form N-1A.  Please delete the current paragraph that discusses purchase and redemption orders, and replace it with only the required information described in Item 6 of Form N-1A.

RESPONSE:  As noted under “Purchasing and Selling Shares” in the body of the Funds’ prospectus, the Funds are not available for purchase and redemption directly by retail investors.  The Funds are intended to be used as an investment allocation in a separately managed account program sponsored by Curian Capital, which would also serve as the adviser to the Funds.  Under Curian Capital’s separately managed account program, Curian Capital manages each of its clients accounts on a separately managed basis in accordance with the client’s stated investment objectives and risk tolerance.  Curian Capital has discretionary authority over the clients’ accounts and makes all investment selections and changes to those investments.  Curian Capital’s separately managed account program is managed in accordance with the Rule 3a-4 safe harbor under the Investment Company Act of 1940.  We would be happy to discuss this structure with you further if that would be helpful.

Thus, as the Funds are intended to be offered, retail investors would not be able to directly purchase or sell the Funds, all such transactions would be done by Curian Capital in its position as discretionary adviser over the client’s separately managed account with Curian Capital.  A client may make additional investments into this separately managed account program or withdraw investments from this program in accordance with the procedures described in Curian Capital’s wrap fee brochure applicable to the program.  In addition, there is no minimum investment for the portion of a client’s Curian separately managed account that is invested in the Funds.  There is a $25,000 minimum for investing in the Curian separately managed account program as described in Curian Capital’s wrap fee brochure.

Pursuant to your comment, we have removed the language that is not permitted in the summary section and replaced it with the following:

Purchase and Sale of Fund Shares.  Shares of the Funds may be purchased only on behalf of clients in Curian Capital’s managed account program; investors may not initiate purchase or redemption orders in the Funds directly.  There is no minimum investment for initial or subsequent purchases of Fund shares; however, there is a minimum investment requirement for investing in Curian Capital’s managed account program.  That minimum, along with instructions for investing in Curian Capital’s managed account program are described in Curian Capital’s wrap fee brochure for that program.

Summary – Frequent Trading

20.
Disclosure in the prospectus in response to Items 2 through 8 may not include information other than that required or permitted by those Items.  See General Instruction C.3(b) to Form N-1A.  Please delete or move this entire section from the Summary section of the prospectus, as it is neither required nor permitted by Form N-1A.

RESPONSE:  The Registrant has moved this section entitled “Eligible Investors” to the section entitled “Purchasing and Selling Shares.”

Summary – Tax Information

21.
Please include a statement to the effect that, with regard to a 401(k) plan and an IRA, the Funds’ distributions of ordinary income and capital gains may be taxable upon their eventual withdrawals from these tax-deferred vehicles.

RESPONSE:  The Registrant has added the following sentence to the section entitled “Additional Information About Each Fund – Tax Information.”

If you invest through a tax-deferred arrangement, the Funds’ distributions of ordinary income and capital gains may be taxable to you when you make taxable withdrawals.

Summary – Payments to Financial Intermediaries

22.
If a fund or any of its related companies pay financial intermediaries for the sale of fund shares or related services, it must include a statement disclosing that these payments may create a conflict of interest by influencing the intermediary and the investor’s salesperson to recommend the fund over an alternative investment.  See Item 8 of Form N-1A.  The disclosure in this section states that neither Curian Clearing, LLC, the Distributor of the Funds nor its affiliates have any distribution and servicing arrangements with third parties to sell shares of the Fund, but that the Funds’ adviser (Curian Capital, LLC) may make payments to third party financial professionals who solicit clients to the adviser’s managed account program.  Please disclose the possible conflict of interest that may result from this arrangement as required by Item 8 of Form N-1A.  Alternatively, please explain to use why these payments do not involve a payment for “the sale of Fund shares or related services.”  We may have additional comments based on your response.

RESPONSE:  As described in response to question 19 above, the Funds are intended to only be used as an investment allocation in a separately managed account program sponsored by Curian Capital.  All transactions in Fund shares would be done by Curian Capital in its position as discretionary adviser over the client’s separately managed account.  Neither the Funds nor any of their related companies make payments to financial intermediaries for the sale of Fund shares.  Note that in connection with the distribution of the Curian separately managed account product, Curian Capital as sponsor and adviser of that product, may make payments to third party intermediaries who distribute that product to their clients.  However, those payments are for the sale of the separately managed account product, not for the sale of Fund shares.  The intermediaries who distribute the Curian Capital separately managed account product do not select the underlying investments in that separately managed account; Curian Capital has the sole investment discretion to select the investments (such as the Funds) in the separately managed account, subject to the client’s right to impose reasonable investment restrictions on his or her separately managed account in accordance with the Rule 3a-4 safe harbor.  Moreover, the payments to intermediaries for distribution of the separately managed account platform do not vary depending on whether or not the Funds are used as investments in the separately managed account.  Thus, we do not believe that payments to intermediaries for distribution of the separately managed account platform presents conflicts of interest with respect to investment in the Funds.  Finally, these payments are disclosed to clients in the Curian separately managed account platform on a separate written solicitor’s statement in compliance with Rule 206(4)-3 of the Investment Advisers Act of 1940 as well as in Curian Capital’s wrap fee brochure related to this program.  Since the payments are made at the level of the separately managed account platform, not at the mutual fund level, we believe the disclosure is properly made in the separately managed account program documents mentioned above, not in the mutual fund prospectus.

Curian/PIMCO Total Return Fund

Principal Risks of Investing in the Fund

23.
Securities and instruments that are economically tied to “emerging market countries” are referenced in the “Principal Investment Strategies” section for this Fund, as well as in the Summary section of “Principal Risks of Investing in the Fund.”  Please disclose the risks associated with these types of investments in this section as well.  See Item 9(c) of Form N-1A.

RESPONSE:  The Registrant has moved “emerging markets risk” to the section entitled “Principal Risks of Investing in the Fund.”

Prior Performance for Similar Accounts [to be updated by amendment]

24.
Please revise the first paragraph of this section to clarify that the performance composite includes all accounts and investment companies managed by PIMCO with objectives, policies, and strategies “substantially similar” to the Total Return Fund.  See Nicholas-Applegate Mutual Funds (pub. Avail. August 6, 1996).

RESPONSE:  The Registrant has modified the first paragraph of the section entitled “Prior Performance for Similar Accounts.”  The underscored language has been added and the stricken language has been deleted.

Prior Performance for Similar Accounts [to be updated by amendment].  The performance information shown below represents a composite of the prior performance of all accounts and investment companies managed by PIMCO with objectives, policies, and strategies “substantially similar” to the Curian/PIMCO Total Return Fund ~~certain discretionary accounts~~ (the “Other Accounts”) ~~managed by PIMCO with substantially similar investment objectives, policies, strategies and risks as the Curian/PIMCO Total Return Fund~~.  PIMCO has prepared the historical performance shown for the composite in compliance with the Global Investment Performance Standards.  This methodology differs from the guidelines of the SEC for calculating performance of mutual funds.  As a result, the performance results for the composites may differ from results calculated according to the SEC’s methods.

25.
In the table of “Average Annual Returns As Of December 31, 2010,” please reverse the positioning of the columns labeled “Other Accounts (Gross of expenses)” and “Other Accounts (Net of expenses)” so that the more relevant column, “Other Accounts (Net of expenses)” appears first.

RESPONSE:  The Registrant has modified the table entitled “Average Annual Returns As of December 31, 2010” to read as follows:

Other Accounts’ Performance For Periods Ended December 31, 2010

Average Annual Returns As Of December 31, 2010
	Other Accounts (Net of expenses)	Other Accounts (Gross of expenses)	[insert BM] [to be updated by amendment]
1 year	%	%	%
5 years	%	%	%
10 years	%	%	%

26.	In the second paragraph below the table, please discuss the net performance results before discussing the gross performance results.

RESPONSE:  The Registrant has moved the second sentence discussing the gross performance results to follow the sentence discussing the net performance results.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Investment Strategies/Risks)

27.
“Emerging markets risk” is listed in this section as a non-principal risk of the Total Return Fund, but is characterized in the Fund’s Summary section as a principal investment risk.  Please resolve this apparent inconsistency.

RESPONSE:  The Registrant has moved “emerging markets risk” to the section entitled “Principal Risks of Investing in the Fund.”

28.
“Short sales risk” and “U.S. Government securities risk” are both listed in this section as non-principal risks of the Total Return Fund, but both short sales and U.S. Government securities are referenced in the “Principal Investment Strategies” described in the Summary.  Please resolve these apparent inconsistencies.

RESPONSE:  The Registrant has moved “short sales risk” to the section entitled “Principal Risks of Investing in the Fund.”  The Registrant has also moved the “U.S. Government securities risk” to the section entitled “Principal Risks of Investing in the Fund” in both the summary section and the Item 9 section.

29.
“High-yield bonds” are listed as a non-principal strategy of the Fund in this section, but are referenced in both the “Principal Investment Strategies” and in the Summary for “Principal Investment Strategies.”  Please resolve this apparent inconsistency.

RESPONSE:  As noted above, the Registrant has moved the risk entitled “High-yield bonds, lower-rated bonds, and unrated securities” to the section entitled “Principal Risks of Investing in the Fund.”

Curian/PIMCO Income Fund

Investment Objective

30.	Please restate the investment objective in this section so that it is identical to the investment objective stated in the Summary section.

RESPONSE:  The Registrant has modified the investment objective in the Item 9 section so that it is identical to the investment objective in the Summary section.

Curian/WMC International Equity Fund

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Investment Strategies/Risks)

31.
“Equity securities risk” is included in this section as a non-principal risk of the International Equity Fund.  Since the Fund plans to invest “at least 65% of its assets (net assets plus the amount of borrowings for investment purposes) in stocks,” please delete equity securities risk as a non-principal risk, and add it as a principal risk.

RESPONSE:  The Registrant has moved the risk entitled “equity securities risk” to the section entitled “Principal Risks of Investing in the Fund.”  Please also see our response in Item #14 of this memorandum.

MANAGEMENT OF THE TRUST

Investment Adviser

32.	Please describe the investment adviser’s experience as an investment adviser, and the advisory services that it will be providing to the Fund. See Item 10(a)(1)(i) of Form N-1A.

RESPONSE:  Curian Capital was registered as an investment adviser with the SEC in 2002 and has been serving as the sponsor and investment adviser to the Curian separately managed account program since 2003.  As of December 31, 2010, Curian Capital had approximately $5.5 billion of assets under management.  In connection with serving as adviser to the Curian Capital separately managed account platform, Curian Capital oversees numerous model managers who manage specific investment strategies within the program.  Curian Capital has engaged its affiliate, Jackson Fund Services, a division of Jackson National Asset Management, LLC (“JNAM”), as sub-administrator to the Funds, and is thus utilizing JNAM’s substantial experience as an adviser and administrator to mutual funds.  In addition, Curian Capital and the Funds have engaged Pacific Investment Management Company LLC (“PIMCO”) and Wellington Management Company, LLP (“Wellington”), each of which has extensive experience in managing mutual funds, including as sub-advisers to the Funds.

As Adviser to the Funds, Curian Capital will oversee the investments of the Funds, including overseeing the management of the Funds by the sub-advisers and recommending changes to the sub-advisers, if appropriate.  Note that Curian Capital intends to offset any advisory fees received from the Funds against the program fees that it charges to the clients in its separately managed account platform.  Since, at least initially, shares of the Funds will only be sold through Curian Capital’s separately managed account platform, Curian Capital does not expect to retain any of its advisory fee to the Funds.

The Registrant has added the following underscored language to the second paragraph of the section entitled “Investment Adviser”:

Curian Capital, LLC (“Curian Capital” or the “Adviser”), 7601 Technology Way, Denver, Colorado 80237, is the investment adviser to the Trust and provides the Trust with professional investment supervision and management.  Curian Capital was registered as an investment adviser with the SEC in 2002 and has been serving as the sponsor and investment adviser to the Curian separately managed account program since 2003.  As of December 31, 2010, Curian Capital had approximately $5.5 billion of assets under management.  In connection with serving as adviser to the Curian Capital separately managed account platform, Curian Capital oversees numerous model managers who manage specific investment strategies within the program.  Curian Capital has engaged its affiliate, Jackson Fund Services, a division of Jackson National Asset Management, LLC (“JNAM”), as sub-administrator to the Funds, and is thus utilizing JNAM’s substantial experience as an adviser and administrator to mutual funds.  As Adviser to the Funds, Curian Capital will oversee the investments of the Funds, including overseeing the management of the Funds by the sub-advisers and recommending changes to the sub-advisers if appropriate.  In addition, Curian Capital and the Funds have engaged Pacific Investment Management Company LLC (“PIMCO”) and Wellington Management Company, LLP (“Wellington”), each of which has extensive experience in managing mutual funds, including as sub-advisers to the Funds.

As Adviser to the Funds, Curian Capital will oversee the investments of the Funds, including overseeing the management of the Funds by the sub-advisers and recommending changes to the sub-advisers, if appropriate.

The Adviser is a wholly owned subsidiary of Jackson National Life Insurance Company (“Jackson”), which is in turn a wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom.  Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

PURCHASING AND SELLING SHARES

Market Timing Policies and Exchange Limitations

33.
If a fund’s board of directors has adopted any policies or procedures with respect to frequent purchases and redemptions of fund shares, it is required to disclose those policies and procedures with specificity.  See Item 11(e)(4) of Form N-1A.  Since the Funds have adopted a “Frequent Trading Policy,” please provide the specific details of this policy, and the procedures involved in its implementation.

RESPONSE:  As described in response to question 19 above, the Funds are intended to only be used as an investment allocation in a separately managed account program sponsored by Curian Capital.  All transactions in Fund shares would be done by Curian Capital in its position as discretionary adviser over the client’s separately managed account, and not directly by investors.  Therefore, since investors do not have the ability to direct trades in Fund shares, we do not believe procedures with respect to the frequency of purchases and redemptions in Fund shares is necessary or relevant, and the Board of Trustees therefore has not adopted specific limitations on frequent trading.

Back Cover

34.
Please ensure that the Trust’s Investment Company Act file number is included on the bottom of this page in type size smaller than that generally used in the prospectus (e.g., 8-point modern type.  See Item 1(b)(4) of Form N-1A.)

RESPONSE:  The Registrant has made the Trust’s Investment Company Act file number 8 point font.

STATEMENT OF ADDITIONAL INFORMATION:

Cover Page

35.	Please add each Fund’s ticker symbol to this page when available. See Item 14(a)(2) of Form N-1A.

RESPONSE:  The Registrant will add each Fund’s ticker symbol to the cover page once they have been obtained.

INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS

Fundamental Policies

36.
Fundamental Policy (2) states that the Funds may not invest more than 25% of the value of their respective assets in any particular industry, other than U.S. government securities and/or “foreign sovereign debt securities.”  Since foreign sovereign debt is not permitted to be excluded from a fund’s concentration policy, please delete foreign sovereign debt securities as an exception to this policy.

RESPONSE:  The Registrant has modified the Fundamental Policy such that foreign sovereign debt is no longer excluded from this limitation.

TRUSTEES AND OFFICERS OF THE TRUST

Trustee Compensation

37.
If a Fund has not completed its first full year since its organization, it is required to provide an estimate of future trustee compensation payments that will be made under an existing agreement or understanding.  It is also required to disclose in a footnote to the Compensation Table the period for which the information is given.  See Instruction 2 to Item 17(c)(1) of Form N-1A.  Accordingly, please change the disclosure in this section.

RESPONSE:  The Registrant has updated this information to include an estimate of future trustee compensation payments.

GENERAL COMMENTS:

38.	Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement.

39.
We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

40.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

RESPONSE:  Agreed.  As of the date of this filing, the Registrant does not intend to omit certain information in reliance on Rule 430A under the Securities Act.  Should the Registrant intend on relying on Rule 430A, it will promptly notify the Commission.

41.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

RESPONSE:  On December 30, 2010, the Registrant submitted an exemptive application under Section 6(c) of the Investment Company Act Of 1940 for an Order of Exemption from Section 15(a) of such Act and Rule 18f-2 under such Act.

42.
Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

RESPONSE:  Agreed.  As we discussed, we will include the agreed upon changes in Registrant’s upcoming pre-effective amendment filing.

43.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

It is the CST’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

cc:           File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517
Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

The Information In the Prospectus Is Not Complete And May Be Changed. We May Not Sell These Securities Until The Registration Statement Filed With The Securities And Exchange Commission Is Effective. This Prospectus Is Not An Offer To Sell These Securities And Is Not Soliciting An Offer To Buy These Securities In Any State Where The Offer Or Sale Is Not Permitted.

PROSPECTUS

[February 28, 2011]
CURIAN SERIES TRUST

This Prospectus provides you with the basic information you should know before investing in the Curian Series Trust (“Trust”).

Curian/PIMCO Total Return Fund [insert ticker]
Curian/PIMCO Income Fund [insert ticker]
Curian/WMC International Equity Fund [insert ticker]

The Securities and Exchange Commission (“SEC”) has not approved or disapproved the Trust’s securities, or determined whether this Prospectus is accurate or complete.  It is a criminal offense to state otherwise.

_______________

TABLE OF CONTENTS

I.	Summary Overview Of Each Fund	1

	Investment Objectives, Expenses, Shareholder Fees, Portfolio Turnover, Principal Investment Strategies, Principal Risks of Investing in the Fund, Performance, Management

	Curian/PIMCO Total Return Fund	1
	Curian/PIMCO Income Fund	4
	Curian/WMC International Equity Fund	7

II.	Additional Information About Each Fund Purchase and Sale of Shares, Tax Information, and Payments to Financial Intermediaries	8

	Investment Objectives, Principal Investment Strategies, Principal Risks, Prior Performance and Management

	Curian/PIMCO Total Return Fund	9
	Curian/PIMCO Income Fund	13
	Curian/WMC International Equity Fund	17

III.	More About the Funds	20

IV.	Glossary of Risks	22

V.	Management of the Trust Investment Adviser; Advisory Fee; Sub-Advisory Arrangements	27

	Administration Fee	29

	The Distributor	29

	Investment In Fund Shares	29

	Opening an Account	29

	Purchasing and Selling Shares Market Timing Policies and Exchange Limitations	29

	Execution of Orders Electronic and Telephone Instructions	31

	Disclosure of Portfolio Securities	31

	Dividends and Distributions	31

	Distribution and Servicing Arrangements	32

	Taxation	32

VI.	Financial Highlights	34

	The Financial Highlights Tables Will Help You Understand A Fund’s Financial Performance For The Past Five Years, Or For The Life Of The Fund, If Shorter.

Curian/PIMCO Total Return Fund

Investment Objective.  The investment objective of the Fund is to realize maximum total return, consistent with the preservation of capital and prudent investment management.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	0%
Maximum Sales Load Imposed on Reinvested Dividends	0%
Deferred Sales Load	0%
Redemption Fee	0%
Exchange Fee	0%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fee s	0.38%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses 1	0. 64%
Total Annual Fund Operating Expenses	1.02%
Fee Waivers 2	0.22%
Total Annual Fund Operating Expenses after Fee Waivers	0.80%

(1)	“Other Expenses” include an Administration Fee of 0.60% which is payable to Curian Capital, LLC (“Curian Capital”) and are based on estimated amounts for the current fiscal year.
(2)
Curian Capital agrees to waive its advisory fee and reduce the Administration Fee payable to it and/or reimburse other expenses of the Fund through ________, [to be updated by amendment] 2011, to the extent necessary to limit the total operating expenses of each Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) of 0.80%. Neither Curian Capital nor the Fund can discontinue the arrangement prior to its expiration.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
1 year	3 years
$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs , and may result in higher taxes when Fund shares are held in a taxable account .  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance. The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it has not yet commenced operations.

Principal Investment Strategies. The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, swap agreements , repurchase agreements, or reverse repurchase agreements .  “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.  For purposes of satisfying the 80% requirement, the Fund may also invest in derivative instruments that have economic characteristics similar to the fixed income instruments mentioned above. The average portfolio duration of the Fund normally varies within two years (plus or minus) of the duration of the Barclays Capital U.S. Aggregate Bond Index, which as of [June 30, 2010] was [4.30] years.  Duration is a measure of expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates.

The Fund may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in this prospectus and Statement of Additional Information (“SAI”).  The Fund may purchase or sell securities on a when-issued basis, delayed delivery or forward commitment basis and may engage in short sales.

Derivative instruments are subject to the risk that the market value of the instrument will change in a way detrimental to the Fund's interest. If the Sub-Adviser incorrectly forecasts the values of securities, currencies or interest rates or other economic factors in using derivatives for the Fund, the Fund might have been in a better position if it had not entered into the transaction at all. While some strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other Fund investments. The Fund may also have to buy or sell a security at a disadvantageous time or price because the Fund is legally required to maintain offsetting positions or asset coverage in connection with certain derivatives transactions.

The Fund invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high-yield securities (“junk bonds”) rated B or higher by Moody’s Investor Service, Inc. (“Moody’s”) or equivalently rated by Standard & Poor’s Rating Services, Inc. (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by the Sub-Adviser to be of comparable quality.

The Fund may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.

The Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries.  The Fund normally will limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of the Fund’s total assets.

The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buybacks or dollar rolls).  The “total return” sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

The Fund may also invest up to 10% of its total assets in preferred stocks.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
High yield bonds, lower-rated bonds, and unrated securities – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies.   Junk bonds are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

•
Investment strategy risk – The Sub-Adviser uses the principal investment strategies and other investment strategies to seek to achieve the Fund’s investment objective. Investment decisions made by the Sub-Adviser in using these investment strategies may not produce the returns expected by the Sub-Adviser, may cause the Fund’s shares to lose value or may cause the Fund to underperform other funds with similar investment objectives.

•
Leveraging risk – Reverse repurchase agreements, loans of portfolio securities, dollar rolls, buy backs and the use of when-issued, delayed delivery or forward commitment transactions and derivatives, among others, may give rise to a form of leverage.  The effect of using leverage is to amplify the Fund’s gains and losses in comparison to the amount of the Fund’s assets (that is, assets other than borrowed assets) at risk, thus causing the Fund to be more volatile.

•
Preferred stock risk – Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company.

•
Repurchase agreements, purchase and sale contracts risk – If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, the Fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security in either situation and the market value of the security declines, the Fund may lose money.

•
Short sales risk – Short sales could result in loses greater than the actual cost of the investment. In addition, short positions typically involve increased liquidity risk and transaction costs, and the risk that the third party to the short sale may fail to honor its contract terms.

•
U.S. Government securities risk – Obligations issued by agencies and instrumentalities of the U.S. Government vary in the level of support they receive from the U.S. Government.  They may be: (i) supported by the full faith and credit of the U.S. Treasury; (ii) supported by the right of the issuer to borrow from the U.S. Treasury; (iii) supported by the discretionary authority of the U.S. Government to purchase the issuer’s obligations; or (iv) supported only by the credit of the issuer.  The maximum potential liability of the issuers of some U.S. Government Securities may greatly exceed their current resources, or their legal right to support from the U.S. Treasury.

•
When-issued and delayed delivery securities and forward commitments risk – When-issued and delayed delivery securities and forward commitments involve the risk that the security the Fund buys will lose value prior to its delivery. There also is the risk that the security will not be issued or that the other party to the transaction will not meet its obligation. If this occurs, the Fund loses both the investment opportunity for the assets it set aside to pay for the security and any gain in the security’s price.

Performance.  The Funds had not yet commenced investment operations as of the date of this prospectus.  Therefore, performance information has not been presented for the Funds.

Management.
Investment Adviser:
Curian Capital, LLC (“Curian Capital”)

Sub-Adviser:
Pacific Investment Management Company LLC

Portfolio Managers:
Name:	Joined Management Team In:	Title:
William H. Gross	Since Inception	Managing Director & Chief Investment Officer

For more information about Purchase and Sale of Fund Shares, Tax Information and Payments to Financial Intermediaries, please turn to page [insert page number].

Curian/PIMCO Income Fund

Investment Objective.  The Fund’s primary investment objective is to maximize current income.  Long-term capital appreciation is a secondary objective.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	0%
Maximum Sales Load Imposed on Reinvested Dividends	0%
Deferred Sales Load	0%
Redemption Fee	0%
Exchange Fee	0%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee s	0.40%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses 1	0. 64%
Total Annual Fund Operating Expenses	1.04%
Fee Waivers 2	0.19%
Total Annual Fund Operating Expenses after Fee Waivers	0.85%

(1)	“Other Expenses” include an Administration Fee of 0.60% which is payable to Curian Capital, LLC (“Curian Capital”) and are based on estimated amounts for the current fiscal year.
(2)
Curian Capital agrees to waive its advisory fee and reduce the Administration Fee payable to it and/or reimburse other expenses of the Fund through ________, [to be updated by amendment] 2011, to the extent necessary to limit the total operating expenses of each Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) of 0.85%. Neither Curian Capital nor the Fund can discontinue the arrangement prior to its expiration.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
1 year	3 years
$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs , and may result in higher taxes when Fund shares are held in a taxable account .  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance. The Fund does not have a portfolio turnover rate as of the date of this Prospectus as it has not yet commenced operations.

Principal Investment Strategies. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of investment grade corporate fixed income securities of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts swap agreements , repurchase agreements, reverse repurchase agreements or loan participations and assignments .  Assets not invested in investment grade corporate fixed income securities may be invested in other types of Fixed Income Instruments.  “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public-or private-sector entities.  The average portfolio duration of this Fund normally varies within two years (plus or minus) of the duration of the Barclays Capital U.S. Credit Index, which as of [June 30, 2010] was [6.39 years].  Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates.

The Fund invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Rating Services, Inc. (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by Pacific Investment Management Company LLC (“PIMCO”), the Fund’s investment Sub-Adviser, to be of comparable quality.  The Fund may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.  The Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries.  The Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

The Fund may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage-or asset-backed securities, subject to applicable law and any other restrictions described in the Fund’s prospectus or SAI. The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.  The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).  The “total return” sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.  The Fund may also invest up to 10% of its total assets in preferred stocks.

Derivative instruments are subject to the risk that the market value of the instrument will change in a way detrimental to the Fund's interest. If the Sub-Adviser incorrectly forecasts the values of securities, currencies or interest rates or other economic factors in using derivatives for the Fund, the Fund might have been in a better position if it had not entered into the transaction at all. While some strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other Fund investments. The Fund may also have to buy or sell a security at a disadvantageous time or price because the Fund is legally required to maintain offsetting positions or asset coverage in connection with certain derivatives transactions.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations.

•	Currency risk – The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of the Fund’s foreign investments.
•
Derivatives risk – Investing in derivative instruments, such as, swaps, options, futures contracts, forward currency contracts, indexed securities and asset-backed securities, to be announced (TBAs) securities, interest rate swaps, credit default swaps, and certain exchange traded funds, involves risks, including liquidity, interest rate, market, credit and management risks, mispricing or improper valuation. Changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.  These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Equity securities risk – Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing inequities. The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
High yield bonds, lower-rated bonds, and unrated securities – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies.  Junk bonds are subject to the increased risk of an issuer’s inability to meet principal and interest payment obligations.

•
Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. The value of equity investments, such as utilities and real estate securities, may be sensitive to interest rate changes.

•
Issuer risk – A security’s value may decline for reasons that directly relate to the issuer, such as management performance, corporate governance, financial leverage and reduced demand for the issuer’s goods or services.

•
Leveraging risk – Reverse repurchase agreements, loans of portfolio securities, dollar rolls, buy backs and the use of when-issued, delayed delivery or forward commitment transactions and derivatives, among others, may give rise to a form of leverage.  The effect of using leverage is to amplify the Fund’s gains and losses in comparison to the amount of the Fund’s assets (that is, assets other than borrowed assets) at risk, thus causing the Fund to be more volatile.

•
Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at advantageous times or prices.

•
Managed portfolio risk– As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager’s investment techniques could fail to achieve the Fund’s investment objective.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•
Mortgage-backed and mortgage-related securities risk – Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates and exhibit additional volatility.  When interest rates decline, borrowers may pay off their mortgages sooner than expected, which can reduce the returns.

•
Preferred stock risk – Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company.

•
Repurchase agreements, purchase and sale contracts risk – If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, the Fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security in either situation and the market value of the security declines, the Fund may lose money.

•
Short sales risk – Short sales could result in loses greater than the actual cost of the investment. In addition, short positions typically involve increased liquidity risk and transaction costs, and the risk that the third party to the short sale may fail to honor its contract terms.

•
When-issued and delayed delivery securities and forward commitments risk – When-issued and delayed delivery securities and forward commitments involve the risk that the security the Fund buys will lose value prior to its delivery. There also is the risk that the security will not be issued or that the other party to the transaction will not meet its obligation. If this occurs, the Fund loses both the investment opportunity for the assets it set aside to pay for the security and any gain in the security’s price.

Performance.  The Fund has not yet commenced investment operations as of the date of this prospectus.  Therefore, performance information has not been presented for the Fund.

Management.
Investment Adviser:
Curian Capital, LLC (“Curian Capital”)

Sub-Adviser:
Pacific Investment Management Company LLC

Portfolio Managers:
Name:	Joined Management Team In:	Title:
Mark Kiesel	Since Inception	Managing Director

For more information about Purchase and Sale of Fund Shares, Tax Information and Payments to Financial Intermediaries, please turn to page [insert page number].

Curian/WMC International Equity Fund

Investment Objective.  The investment objective of the Fund is to seek long-term growth of capital.

Expenses.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	0%
Maximum Sales Load Imposed on Reinvested Dividends	0%
Deferred Sales Load	0%
Redemption Fee	0%
Exchange Fee	0%

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Management Fee s	0.58%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses 1	0. 89%
Total Annual Fund Operating Expenses	1.47%
Fee Waivers 2	0.15%
Total Annual Fund Operating Expenses after Fee Waivers	1.32%

(1)	“Other Expenses” include an Administration Fee of 0.85% which is payable to Curian Capital, LLC (“Curian Capital”) and are based on estimated amounts for the current fiscal year.
(2)
Curian Capital agrees to waive its advisory fee and reduce the Administration Fee payable to it and/or reimburse other expenses of the Fund through _________ [to be updated by amendment], 2011, to the extent necessary to limit the total operating expenses of each Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) of 1.32%. Neither Curian Capital nor the Fund can discontinue the arrangement prior to its expiration.

Expense Example.  This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
[to be updated by amendment]
1 year	3 years
$	$

Portfolio Turnover (% of average value of portfolio).  The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover may indicate higher transaction costs , and may result in higher taxes when Fund shares are held in a taxable account .  These costs, which are not reflected in annual fund operating expenses or in the expense example, affect the Fund’s performance. The Fund does not have a portfolio turnover rate as of the date of this prospectus as it has not yet commenced operations.

Principal Investment Strategies. The Fund normally invests at least 80 % of its assets in stocks issued by non-U.S. companies.  The Fund diversifies its investments in a number of different countries throughout the world, with no limit on the amount of assets that may be invested in each country.  The securities in which the Fund invests are denominated in both U.S. dollars and foreign currencies and generally are traded in foreign markets.  The Fund may invest in the securities of companies which are domiciled in emerging markets, however, the Fund’s exposure to emerging markets will not be greater than 10% above the emerging markets exposure of the Morgan Stanley Capital International All Country World ex US Index (“MSCI AC World ex US Index”).   As of December 31, 2010, the range of the MSCI AC World ex US Index was $627 million to $309 billion.   Emerging markets are defined as those countries that are included in the MSCI Emerging Markets Index.  The Fund may invest in opportunities across the market capitalization spectrum, but under normal circumstances invests primarily in mid- and large-capitalization companies.

The Fund may trade securities actively.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.

•
Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

•
Equity securities risk – Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing inequities. The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

•
Foreign securities risk – Investments in foreign securities involve risks not typically associated with U.S. investments.  These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments.  In addition, there is less publicly available information and more volatile or less liquid markets.

•
Investment strategy risk – The Sub-Adviser uses the principal investment strategies and other investment strategies to seek to achieve the Fund’s investment objective. Investment decisions made by the Sub-Adviser in using these investment strategies may not produce the returns expected by the Sub-Adviser, may cause the Fund’s shares to lose value or may cause the Fund to underperform other funds with similar investment objectives.

•	Large cap investing risk – Large capitalization stocks as a group could fall out of favor with the market, causing the fund to underperform funds that focus on other types of stocks.
•
Managed portfolio risk– As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, or the manager’s investment techniques could fail to achieve the Fund’s investment objective.

•
Market risk – All forms of securities may decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the markets, and competitive conditions.

•	Mid-capitalization investing risk – The prices of securities of mid-capitalization companies tend to fluctuate more widely and erratically than those of larger, more established companies.
•	Portfolio turnover – Active trading may increase transaction costs, which may reduce performance and also may increase realized short-term capital gains and losses.

Performance.  The Fund had not yet commenced investment operations as of the date of this prospectus.  Therefore, performance information has not been presented for the Fund.

Management.
Investment Adviser:
Curian Capital, LLC (“Curian Capital”)

Sub-Adviser:
Wellington Management Company, LLP (“Wellington Management”)

Portfolio Managers:
Name:	Joined Management Team In:	Title:
Nicolas M. Choumenkovitch	Since Inception	Senior Vice President and Equity Portfolio Manager
Tara Connolly Stilwell, CFA	Since Inception	Vice President and Equity Portfolio Manager

For more information about Purchase and Sale of Fund Shares, Tax Information and Payments to Financial Intermediaries, please turn to page [insert page number].

Additional Information About Each Fund

Purchase and Sale of Fund Shares.   Shares of the Funds may be purchased only on behalf of clients in Curian Capital’s managed account program; investors may not initiate purchase or redemption orders in the Funds directly.  There is no minimum investment for initial or subsequent purchases of Fund shares; however, there is a minimum investment requirement for investing in Curian Capital’s managed account program.  That minimum, along with instructions for investing in Curian Capital’s managed account program are described in Curian Capital’s wrap fee brochure for that program.

Tax Information.  The Fund normally distributes net investment income and net realized capital gains, if any, to shareholders. These distributions are generally taxable to you as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an IRA.   If you invest through a tax-deferred arrangement, the Funds’ distributions of ordinary income and capital gains may be taxable to you when you make taxable withdrawals.

Payments to Financial Intermediaries.  Neither Curian Clearing, LLC, the Distributor of the Funds nor its affiliates have any distribution and servicing arrangements with third parties to sell shares of the Fund.  Shares of the Funds are available only to clients in Curian Capital’s managed account program.  Curian Capital may make payments to third party financial professionals who solicit clients to Curian Capital’s managed account program.

Curian/PIMCO Total Return Fund

Investment Objective.  The investment objective of the Curian/PIMCO Total Return Fund (the “Fund”) is to realize maximum total return, consistent with the preservation of capital and prudent investment management.

Principal Investment Strategies.  The Fund seeks to achieve its objective by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of Fixed Income Instruments of varying maturities (all as described below), which may be represented by forwards or derivatives such as options, futures contracts, swap agreements , repurchase agreements, or reverse repurchase agreements .  For purposes of satisfying the 80% requirement, the Fund may also invest in derivative instruments that have economic characteristics similar to the fixed income instruments mentioned above. The average portfolio duration of the Fund normally varies within two years (plus or minus) of the duration of the Barclays Capital U.S. Aggregate Bond Index.

The Fund may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in this prospectus and SAI.  The Fund may purchase or sell securities on a when-issued basis, delayed delivery or forward commitment basis and may engage in short sales.

Derivative instruments are subject to the risk that the market value of the instrument will change in a way detrimental to the Fund's interest. If the Sub-Adviser incorrectly forecasts the values of securities, currencies or interest rates or other economic factors in using derivatives for the Fund, the Fund might have been in a better position if it had not entered into the transaction at all. While some strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other Fund investments. The Fund may also have to buy or sell a security at a disadvantageous time or price because the Fund is legally required to maintain offsetting positions or asset coverage in connection with certain derivatives transactions.

The Fund invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high-yield securities (“junk bonds”) rated B or higher by Moody’s or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO, the Sub-Adviser, to be of comparable quality.  The Fund may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.  The Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries.  Foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) normally will be limited to 20% of the Fund’s total assets.

The Fund may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Fund’s prospectus or SAI.  The Fund may lend its portfolio securities to brokers, dealers and other financial institutions to earn income.  The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a Fund of purchase and sale contracts or by using other investment techniques (such as buybacks or dollar rolls).  The “total return” sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.  The Fund may also invest up to 10% of its total assets in preferred stocks.

Dollar rolls and buy backs are similar to reverse repurchase agreements.  In a dollar roll, the dealer with which the Fund enters into a dollar roll transaction is not required to return the same securities as those originally sold by the Fund, but securities that are “substantially identical.”  A sale-buyback is similar to a reverse repurchase agreement, except that in a sale-buyback, the counterparty who purchases the security is entitled to receive any principal or interest payments made in the underlying security pending settlement of the Fund’s repurchase of the underlying security.

Consistent with the Fund’s investment policies, the Fund may invest in “Fixed Income Instruments,” which as used in this Prospectus includes:

•	Securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises (“U.S. Government Securities”);
•	Corporate debt securities of U.S. and non-U.S. issuers, including convertible securities and corporate commercial paper;
•	Mortgage-backed and other asset-backed securities;
•	Inflation-indexed bonds issued both by governments and corporations;
•	Structured notes, including hybrid or “indexed” securities, event-linked bonds;
•	Loan participations and assignments;
•	Delayed funding loans and revolving credit facilities;
•	Bank certificates of deposit, fixed time deposits and bankers’ acceptances;
•	Repurchase agreements and reverse repurchase agreements;
•	Debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises;
•	Obligations of non-U.S. governments or their subdivisions, agencies and government-sponsored enterprises; and
•	Obligations of international agencies or supranational entities.

Securities issued by the U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s and investment techniques otherwise failing to achieve the Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Credit risk
•	Currency risk
•	Derivatives risk
•	Emerging markets risk
•	Foreign securities risk
•	High-yield bonds, lower-rated bonds, and unrated securities
•	Interest rate risk
•	Investment strategy risk
•	Leveraging risk
•	Preferred stock risk
•	Repurchase agreements, purchase and sale contracts risk
•	Short sales risk
•	U.S. Government securities risk
•	When-issued and delayed delivery securities and forward commitments risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Prior Performance for Similar Accounts [to be updated by amendment].  The performance information shown below represents a composite of the prior performance of all accounts and investment companies managed by PIMCO with objectives, policies, and strategies “substantially similar” to the Curian/PIMCO Total Return Fund (the “Other Accounts”).  PIMCO has prepared the historical performance shown for the composite in compliance with the Global Investment Performance Standards.  This methodology differs from the guidelines of the SEC for calculating performance of mutual funds.  As a result, the performance results for the composites may differ from results calculated according to the SEC’s methods.

The Fund’s actual performance may vary significantly from the past performance of the composite.  Differences in asset size and cash flows may result in different security selections, differences in relative weightings of securities or differences in prices paid for particular portfolio holdings.  In addition, the Other Accounts were not subject to certain investment limitations and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which if applicable, may have adversely affected the performance results of the composite.

The Curian/PIMCO Total Return Fund and the Other Accounts are expected to hold similar securities.  However, their investment results are expected to differ for the following reasons:

•	differences in asset size and cash flow resulting from purchases and redemptions of the Curian/PIMCO Total Return Fund shares may result in different security selections

•	differences in the relative weightings of securities

•	differences in the price paid for particular portfolio holdings

•	differences relating to certain tax matters

•	differences in account specific guidelines.

However, the differences cited do not alter the conclusion that the Curian/PIMCO Total Return Fund has substantially similar investment objectives, policies, strategies, and risks.

The chart below shows performance information derived from historical performance of the Other Accounts.  It compares the Other Accounts’ average annual total returns to that of a broad-based securities market index that is unmanaged.

The composite performance is not that of the Curian/PIMCO Total Return Fund, should not be interpreted as indicative of the Curian/PIMCO Total Return Fund’s future performance, and should not be considered a substitute for the Curian/PIMCO Total Return Fund’s performance.

Other Accounts’ Performance For Periods Ended December 31, 2010

Average Annual Returns As Of December 31, 2010
	Other Accounts ( Net of expenses)	Other Accounts ( Gross of expenses)	[insert BM] [to be updated by amendment]
1 year	%	%	%
5 years	%	%	%
10 years	%	%	%

The Adviser or its affiliates have not independently verified the performance or expense information for the Other Accounts’ performance.

The composite performance presented above is shown on both a gross and net basis.  The net performance results have been adjusted to reflect the estimated net operating expenses of the shares of the Curian/PIMCO Total Return Fund for its initial fiscal year.   The gross performance results do not reflect the deduction of management fees and other charges applicable to the accounts that make up the composite.   The Other Accounts’ returns treat dividend and capital gain distributions as reinvested and assume you sold your shares at the end of each period (unless otherwise noted).

The Curian/PIMCO Total Return Fund’s performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have magnified performance impact on a fund with a small asset base.  The Fund may not experience similar performance as its assets grow.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  The Fund seeks to consistently add value relative to the Barclays Capital U.S. Aggregate Bond Index, while keeping risk equal to or less than that index.  In managing the Fund, the Sub-Adviser generally makes investment decisions based on its view of longer-term (three- to five-year) trends and non-economic factors that may affect interest rates, while seeking to maintain a portfolio duration that approximates that of the Barclays Capital U.S. Aggregate Bond Index.

There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Convertible securities risk
•	Counterparty and settlement risk
•	Financial reform risk
•	Issuer risk
•	Leveraging risk
•	Liquidity risk
•	Market risk
•	Mortgage-backed and mortgage-related securities risk
•	Portfolio turnover
•	Prepayment risk
•	Regulation of derivatives risk
•	Temporary defensive positions and large cash positions

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management.  The Sub-Adviser to the Fund is Pacific Investment Management Company LLC (“PIMCO”), 840 Newport Center Drive, Newport Beach, California 92660, a Delaware limited liability company, is a majority-owned subsidiary of Allianz Global Investors of America L.P., (“AGI LP”).  Allianz SE is the indirect owner of AGI LP.  Allianz SE is a European-based, multinational insurance and financial services holding company. As of December 31, 2009, PIMCO had assets under management of $1,000.1 billion.

William H. Gross, CFA, managing director, portfolio manager, and chief investment officer, was a founding partner of PIMCO in 1971. Mr. Gross has had responsibility for the day-to-day management of the Fund since the inception of the Fund.  Mr. Gross has over thirty years of investment experience and is the author of Bill Gross on Investing. Mr. Gross has a bachelor's degree from Duke University and an MBA from the UCLA Graduate School of Business.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

For information on regulatory and litigation matters, please see the section entitled “More About the Funds”.

A discussion of the basis for the Board of Trustees’ approval of the sub-advisory agreement will be available in the Fund’s first Annual or Semi-Annual Report to shareholders.

Curian/PIMCO Income Fund

Investment Objective.   The Fund’s primary investment objective is to maximize current income.   Long-term capital appreciation is a secondary objective.

Principal Investment Strategies.  The Fund seeks to achieve its investment objective by investing in a diversified portfolio of investment grade corporate fixed income securities of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts , swap agreements , repurchase agreements, reverse repurchase agreements or loan participations and assignments .  Assets not invested in investment grade corporate fixed income securities may be invested in other types of Fixed Income Instruments.  “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public-or private-sector entities.  The average portfolio duration of the Fund is anticipated to vary within two years (plus or minus) of the duration of the Barclays Capital U.S. Credit Index, which as of [June 30, 2010] was [6.39] years.  Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates.

The Fund invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO, the Fund’s investment Sub-Adviser, to be of comparable quality.  The Fund may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.  The Fund may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries.  The Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

The Fund may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage-or asset-backed securities, subject to applicable law and any other restrictions described in the Fund’s prospectus or SAI. The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.  The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls).  The “total return” sought by the Fund consists of income earned on the Fund’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.  The Fund may also invest up to 10% of its total assets in preferred stocks.

Derivative instruments are subject to the risk that the market value of the instrument will change in a way detrimental to the Fund's interest. If the Sub-Adviser incorrectly forecasts the values of securities, currencies or interest rates or other economic factors in using derivatives for the Fund, the Fund might have been in a better position if it had not entered into the transaction at all. While some strategies involving derivative instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other Fund investments. The Fund may also have to buy or sell a security at a disadvantageous time or price because the Fund is legally required to maintain offsetting positions or asset coverage in connection with certain derivatives transactions.

Consistent with the Fund’s investment policies, the Fund may invest in “Fixed Income Instruments,” which as used in this Prospectus includes:

•	Securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises (“U.S. Government Securities”);
•	Corporate debt securities of U.S. and non-U.S. issuers, including convertible securities and corporate commercial paper;
•	Mortgage-backed and other asset-backed securities;
•	Inflation-indexed bonds issued both by governments and corporations;
•	Structured notes, including hybrid or “indexed” securities, event-linked bonds;
•	Loan participations and assignments;
•	Delayed funding loans and revolving credit facilities;
•	Bank certificates of deposit, fixed time deposits and bankers’ acceptances;
•	Repurchase agreements and reverse repurchase agreements;
•	Debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises;
•	Obligations of non-U.S. governments or their subdivisions, agencies and government-sponsored enterprises; and
•	Obligations of international agencies or supranational entities.

Securities issued by the U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury.

The Fund may invest in derivatives based on Fixed Income Instruments such as options, futures contracts or swap agreements, or in mortgage- or asset-backed, subject to applicable law and any other restrictions described in the Fund’s prospectus and SAI.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s and investment techniques otherwise failing to achieve the Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Credit risk
•	Currency risk
•	Derivatives risk
•	Emerging markets risk
•	Equity securities risk
•	Foreign securities risk
•	High yield bonds, lower-rated bonds, and unrated securities
•	Interest rate risk
•	Issuer risk
•	Leveraging risk
•	Liquidity risk
•	Managed portfolio risk
•	Market risk
•	Mortgage-backed and mortgage-related securities risk
•	Preferred stock risk
•	Repurchase agreements, purchase and sale contracts risk
•	Short sales risk
•	When-issued and delayed delivery securities and forward commitments risk

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Prior Performance for Similar Accounts [to be updated by amendment].  The performance information shown below represents all accounts and investment companies managed by PIMCO with objectives, policies, and strategies “substantially similar” to the Curian/PIMCO Income Fund (the “Other Accounts”).  PIMCO has prepared the historical performance shown for the composite in compliance with the Global Investment Performance Standards.  This methodology differs from the guidelines of the SEC for calculating performance of mutual funds.  As a result, the performance results for the composites may differ from results calculated according to the SEC’s methods.

The Fund’s actual performance may vary significantly from the past performance of the composite.  Differences in asset size and cash flows may result in different security selections, differences in relative weightings of securities or differences in prices paid for particular portfolio holdings.  In addition, the Other Accounts were not subject to certain investment limitations and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which if applicable, may have adversely affected the performance results of the composite.

The Curian/PIMCO Income Fund and the Other Accounts are expected to hold similar securities.  However, their investment results are expected to differ for the following reasons:

•	differences in asset size and cash flow resulting from purchases and redemptions of the Curian/PIMCO Income Fund shares may result in different security selections

•	differences in the relative weightings of securities

•	differences in the price paid for particular portfolio holdings

•	differences relating to certain tax matters

•	differences in account specific guidelines.

However, the differences cited do not alter the conclusion that the Curian/PIMCO Income Fund has substantially similar investment objectives, policies, strategies, and risks.

The chart below shows performance information derived from historical performance of the Other Accounts.  It compares the Other Accounts’ average annual total returns to that of a broad-based securities market index that is unmanaged.

The composite performance is not that of the Curian/PIMCO Income Fund, should not be interpreted as indicative of the Curian/PIMCO Income Fund’s future performance, and should not be considered a substitute for the Curian/PIMCO Income Fund’s performance.

Other Accounts’ Performance For Periods Ended December 31, 2010

Average Annual Returns As Of December 31, 2010
	Other Accounts ( Net of expenses)	Other Accounts ( Gross of expenses)	[insert BM] [to be updated by amendment]
1 year	%	%	%
5 years	%	%	%
10 years	%	%	%

The Adviser or its affiliates have not independently verified the performance or expense information for the Other Accounts’ performance.

The composite performance presented above is shown on both a gross and net basis.  The net performance results have been adjusted to reflect the estimated net operating expenses of the shares of the Curian/PIMCO Income Fund for its initial fiscal year.   The gross performance results do not reflect the deduction of management fees and other charges applicable to the accounts that make up the composite.   The Other Accounts’ returns treat dividend and capital gain distributions as reinvested and assume you sold your shares at the end of each period (unless otherwise noted).

The Curian/PIMCO Income Fund’s performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have magnified performance impact on a fund with a small asset base.  The Fund may not experience similar performance as its assets grow.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Financial reform risk
•	Regulation of derivatives risk
•	Temporary defensive positions and large cash positions

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management.  The Sub-Adviser to the Fund is Pacific Investment Management Company LLC (“PIMCO”), 840 Newport Center Drive, Newport Beach, California 92660, a Delaware limited liability company, is a majority-owned subsidiary of Allianz Global Investors of America L.P., (“AGI LP”).  Allianz SE is the indirect owner of AGI LP.  Allianz SE is a European-based, multinational insurance and financial services holding company. As of December 31, 2009, PIMCO had assets under management of $1,000.1 billion.

Mark Kiesel, Managing Director, PIMCO.  He is a Portfolio Manager and a senior member of PIMCO’s investment strategy group.  He has served as a Portfolio Manager, head of equity derivatives and as a senior Credit Analyst since joining PIMCO in 1996.

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

For information on regulatory and litigation matters, please see the section entitled “More About the Funds”.

A discussion of the basis for the Board of Trustees’ approval of the sub-advisory agreement will be available in the Fund’s first Annual or Semi-Annual Report to shareholders.

Curian/WMC International Equity Fund

Investment Objective.  The investment objective of the Curian/WMC International Equity Fund (the “Fund”) is to seek long-term growth of capital.

Principal Investment Strategies.  The Fund normally invests at least 80 % of its assets (net assets plus the amount of borrowings for investment purposes) in stocks issued by non-U.S. companies .  The Fund diversifies its investments among a number of different countries throughout the world, with no limit on the amount of assets that may be invested in each country.  The securities in which the Fund invests are denominated in both U.S. dollars and foreign currencies and generally are traded in foreign markets.  The Fund may invest in securities of companies which are domiciled in emerging markets, however, the Fund’s exposure to emerging markets will generally not be greater than 10% above the emerging markets exposure of the Morgan Stanley Capital International All Country World ex US Index (“MSCI AC World ex US Index”).   As of December 31, 2010, the range of the MSCI AC World ex US Index was $627 million to $309 billion.   Emerging markets are defined as those countries that are included in the MSCI Emerging Markets Index.  The Fund may invest in opportunities across the market capitalization spectrum, but under normal circumstances invests primarily in mid- and large-capitalization companies.  The Fund may trade securities actively.  The Sub-Adviser, Wellington Management, conducts fundamental research on individual companies to identify securities for purchase or sale.

Fundamental analysis of a company involves the assessment of such factors as its business environment, management quality, balance sheet, income statement, anticipated earnings, revenues and dividends, and other related measures and indicators of value. The Fund seeks to invest in companies with underappreciated assets, improving or sustainable return on capital and/or stocks that it believes are mispriced by the market due to short-term issues. This proprietary research takes into account each company’s long-term history as well as Sub-Adviser’s analysts’ forward-looking estimates, and allows for a comparison of the intrinsic value of stocks on a global basis focusing on return on invested capital in conjunction with other valuation metrics. Portfolio construction is driven primarily by bottom-up stock selection, with region, country and sector weightings being secondary factors.

The Fund may trade securities actively.

Principal Risks of Investing in the Fund.  An investment in the Fund is not guaranteed.  As with any mutual fund, the value of the Fund’s shares will change, and you could lose money by investing in the Fund.  The following descriptions of the principal risks does not provide any assurance either of the Fund’s investment in any particular type of security, or assurance of the Fund’s success in its investment selections, techniques and risk assessments.  As a managed portfolio the Fund may not achieve its investment objective for a variety of reasons including changes in the financial condition of issuers (due to such factors as management performance, reduced demand or overall market changes), fluctuations in the financial markets, declines in overall securities prices, or the Sub-Adviser’s and investment techniques otherwise failing to achieve the Fund’s investment objective. A variety of specific factors may influence its investment performance, such as the following:

•	Emerging markets risk
•	Equity securities risk
•	Foreign securities risk
•	Investment strategy risk
•	Large cap investing risk
•	Managed portfolio risk
•	Market risk
•	Mid-capitalization investing risk
•	Portfolio turnover

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.  There may be other risks that are not listed herein that could cause the value of your investment in the Fund to decline and that could prevent the Fund from achieving its stated investment objective.  This Prospectus does not describe all of the risks of every technique, investment strategy or temporary defensive position that the Fund may use.  For additional information regarding the risks of investing in the Fund, please refer to the SAI.

Prior Performance for Similar Accounts [to be updated by amendment].  The performance information shown below represents all accounts and investment companies managed by Wellington Management with objectives, policies, and strategies “substantially similar” to the Curian/WMC International Equity Fund (the “Other Accounts”).  Wellington Management has prepared the historical performance shown for the composite in compliance with the Global Investment Performance Standards.  This methodology differs from the guidelines of the SEC for calculating performance of mutual funds.  As a result, the performance results for the composites may differ from results calculated according to the SEC’s methods.

The Fund’s actual performance may vary significantly from the past performance of the composite.  Differences in asset size and cash flows may result in different security selections, differences in relative weightings of securities or differences in prices paid for particular portfolio holdings.  In addition, the Other Accounts were not subject to certain investment limitations and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which if applicable, may have adversely affected the performance results of the composite.

The Curian/WMC International Equity Fund and the Other Accounts are expected to hold similar securities.  However, their investment results are expected to differ for the following reasons:

•	differences in asset size and cash flow resulting from purchases and redemptions of the Curian/WMC International Equity Fund shares may result in different security selections

•	differences in the relative weightings of securities

•	differences in the price paid for particular portfolio holdings

•	differences relating to certain tax matters

•	differences in account specific guidelines.

However, the differences cited do not alter the conclusion that the Curian/WMC International Equity Fund has substantially similar investment objectives, policies, strategies, and risks.

The chart below shows performance information derived from historical performance of the Other Accounts.  It compares the Other Accounts’ average annual total returns to that of a broad-based securities market index that is unmanaged.

The composite performance is not that of the Curian/WMC International Equity Fund, should not be interpreted as indicative of the Curian/WMC International Equity Fund’s future performance, and should not be considered a substitute for the Curian/WMC International Equity Fund’s performance.

Other Accounts’ Performance For Periods Ended December 31, 2010

Average Annual Returns As Of December 31, 2010
	Other Accounts ( Net of expenses)	Other Accounts ( Gross of expenses)	[insert BM] [to be updated by amendment]
1 year	%	%	%
5 years	%	%	%
10 years	%	%	%

The Adviser or its affiliates have not independently verified the performance or expense information for the Other Accounts’ performance.

The composite performance presented above is shown on both a gross and net basis.  The net performance results have been adjusted to reflect the estimated net operating expenses of the shares of the Curian/WMC International Equity Fund for its initial fiscal year.   The gross performance results do not reflect the deduction of management fees and other charges applicable to the accounts that make up the composite.   The Other Accounts’ returns treat dividend and capital gain distributions as reinvested and assume you sold your shares at the end of each period (unless otherwise noted).

The Curian/WMC International Equity Fund’s performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have magnified performance impact on a fund with a small asset base.  The Fund may not experience similar performance as its assets grow.

Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks).  There may be additional risks that may affect the Fund’s ability to achieve its stated investment objective.  Those additional risks are:

•	Currency risk
•	Derivatives risk
•	Exchange traded funds investing risk
•	Financial reform risk
•	Illiquid securities risk
•	Investment in other investment companies risk
•	Portfolio turnover
•	Regulation of derivatives risk
•	Small cap investing risk
•	Temporary defensive positions and large cash positions

Please see the “Glossary of Risks” section, which is set forth before the “Management of the Trust” section, for a description of these risks.

The SAI has more information about the Fund’s authorized investments and strategies, as well as the risk and restrictions that may apply to them.

The Sub-Adviser and Portfolio Management.  The Sub-Adviser to the Fund is Wellington Management, a Massachusetts limited liability partnership with principal offices at 280 Congress Street, Boston, Massachusetts 02210.  Wellington Management is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowments, foundations, and other institutions. Wellington Management and its predecessor organizations have provided investment advisory services for over 70 years.  As of September 30, 2010, Wellington Management had investment management authority with respect to approximately $599 billion in assets.

Nicolas M. Choumenkovitch, Senior Vice President and Equity Portfolio Manager of Wellington Management, has served as portfolio manager for the Fund since inception.  Mr. Choumenkovitch joined Wellington Management as an investment professional in 1995.

Tara Connolly Stilwell, CFA, Vice President and Equity Portfolio Manager of Wellington Management, has been involved in portfolio management and securities analysis for the fund since inception.  Ms. Stilwell joined Wellington Management as an investment professional in 2008.  Prior to joining Wellington Management, Ms. Stilwell was an investment professional with Goldman Sachs Asset Management International (1997-2007).

The SAI provides additional information about the portfolio manager’s compensation, other accounts managed, and ownership of securities in the Fund.

For information on regulatory and litigation matters, please see the section entitled “More About the Funds”.

A discussion of the basis for the Board of Trustees’ approval of the sub-advisory agreement will be available in the Fund’s first Annual or Semi-Annual Report to shareholders.

More About The Funds

The investment objectives of the respective Funds are not fundamental and may be changed by the Trustees without shareholder approval.

Certain of the Funds have adopted non-fundamental operating policies that require at least 80% of the Fund’s assets (net assets plus the amount of any borrowings for investment purposes) be invested, under normal circumstances, in securities of the type connoted by the name of the Fund.

Certain Funds state in the description of their investment strategies that they may invest in futures contracts in certain circumstances.  The Fund’s use of commodity futures and commodity options trading should not be viewed as providing a vehicle for shareholder participation in a commodity pool.  Curian Capital and Wellington Management have claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and, therefore, they are not subject to registration or regulation as pool operators under that Act.

Certain investment restrictions, such as a required minimum or maximum investment in a particular type of security, are measured at the time the Fund purchases a security.  The status, market value, maturity, credit quality, or other characteristics of the Fund’s securities may change after they are purchased, and this may cause the amount of the Fund’s assets invested in such securities to fall outside the parameters described in the first paragraph above. If any of these changes occur, it would not be considered a violation of the investment restriction.  However, purchases by the Fund during the time it is above or below the stated percentage restriction would be made in compliance with applicable restrictions.

Portfolio Turnover. Portfolio turnover rates also may be increased by purchases or redemptions of a Fund’s shares, because of the need to invest new cash resulting from purchases of shares or the need to sell portfolio securities owned in order to meet redemption requests. Increased portfolio turnover necessarily results in correspondingly higher costs, which can include brokerage commissions, and other transaction costs on the sale of securities and reinvestment in other securities.

Derivatives Risk.  As an open-end investment company registered with the SEC each Fund is subject to the Federal Securities Laws including the 1940 Act, related rules, and various SEC and SEC staff positions. In accordance with these positions with respect to certain kinds of derivatives, a Fund must “set aside” (referred to sometimes as “asset segregation” or “coverage”) liquid assets, or engage in other SEC or staff approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to “cash-settle,” a Fund must cover its open positions by setting aside liquid assets equal to the contracts’ full notional value. With respect to forwards and futures that are contractually required to “cash-settle,” however, a Fund is permitted to set aside liquid assets in an amount equal to a Fund’s daily marked – to market (net) obligations, if any (i.e., a Fund’s daily net liability, if any), rather than the full notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, a Fund will have the ability to employ leverage to a greater extent than if a Fund were required to segregate assets equal to the full notional value of such contracts. The use of leverage involves certain risks. A Fund reserves the right to modify its asset segregation policy in the future to comply with any changes in the positions articulated from time to time by the SEC and its staff.

The Funds enter into certain kinds of derivative transactions that involve obligations to make future payments to third parties.  These transactions include, but are not limited to, futures, forward contracts, swap contracts, the purchase of securities on a when issued or delayed delivery basis, or reverse repurchase agreements.  In this connection, the Funds may be required to “set aside” or segregate liquid assets, or engage in other measures, to cover open derivatives positions, in accordance with federal securities laws, rules thereunder, or interpretations thereof, including positions that the SEC or its staff have taken, which are noted above.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. government securities or letters of credit that meet certain guidelines. Cash collateral may be invested by a Fund in money market investments or short-term liquid investments. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers’ collateral.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent. There is also the risk that the price of the securities will increase while they are on loan and the collateral will not adequately cover their value.

Cash and Cash Equivalents. The Funds may hold cash or invest in cash equivalents. Cash equivalents include, but are not limited to: (a) commercial paper (for example, short-term notes with maturities typically up to 12 months in length issued by corporations, governmental bodies or bank/corporation sponsored conduits (asset-backed commercial paper)); (b) short-term bank obligations (for example, certificates of deposit, bankers’ acceptances (time drafts on a commercial bank where the bank accepts an irrevocable obligation to pay at maturity)) or bank notes; (c) savings association and savings bank obligations (for example, bank notes and certificates of deposit issued by savings banks or savings associations); (d) securities of the U.S. government, its agencies or instrumentalities that mature, or may be redeemed, in one year or less; and (e) corporate bonds and notes that mature, or that may be redeemed, in one year or less.

“Savings association obligations” include certificates of deposit (interest-bearing time deposits) issued by savings banks or savings and loan associations.

Recent Market Events.  Over the last several years, domestic and international markets have experienced acute turmoil. This turmoil resulted in unusual and extreme volatility in the equity and debt markets, in the prices of individual securities and in the world economy. In addition, many governments throughout the world responded to the turmoil with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or quick reversal of these policies could increase volatility in the equity and debt markets. These market conditions and continuing economic risks add significantly to the risk of short-term volatility in the Funds.

Regulatory Inquiries and Pending Litigation

Curian/PIMCO Total Return Fund and Curian/PIMCO Income Fund

PIMCO, a subsidiary AGI LP, and PIMCO Funds are the subject of a lawsuit in the Northern District of Illinois Eastern Division in which the complaint alleges that plaintiffs each purchased and sold a 10-year Treasury note futures contract and suffered damages from an alleged shortage when PIMCO held both physical and futures positions in 10-year Treasury notes for its client accounts. In July 2007, the court granted class certification of a class consisting of those persons who purchased futures contracts to offset short positions between May 9, 2005 and June 30, 2005.  Management of PIMCO currently believes that the complaint is without merit and PIMCO and PIMCO Funds intend to vigorously defend against this action.

In April 2006, certain registered investment companies and other funds managed by PIMCO were served in an adversary proceeding brought by the Official Committee of Asbestos Claimants of G-I Holdings, Inc. in G-I Holdings, Inc.’s bankruptcy in the District of New Jersey. In July 2004, PIMCO was named in this lawsuit and remains a defendant. The plaintiff seeks to recover for the bankruptcy estate assets that were transferred by the predecessor entity of G-I Holdings, Inc. to a wholly-owned subsidiary in 1994. The subsidiary has since issued notes, of which certain registered investment companies and other funds managed by PIMCO are alleged to be holders. The complaint alleges that in 2000, more than two hundred noteholders – including certain registered investment companies and other funds managed by PIMCO – were granted a second priority lien on the assets of the subsidiary in exchange for their consent to a refinancing transaction and the granting of a first priority lien to the lending banks. The plaintiff is seeking invalidation of the lien in favor of the noteholders and/or the value of the lien.  On November 12, 2009, the District Court and Bankruptcy Court issued an order confirming a Plan of Reorganization (the “Plan”) in the underlying bankruptcy case.  As part of the Plan, the adversary proceeding to which PIMCO and other funds managed by PIMCO (“PIMCO Entities”) are parties will be dismissed.  In confirming the Plan, the Courts overruled certain objections (unrelated to the dismissal of claims against PIMCO and PIMCO Entities) made by the IRS and rejected the IRS’s request for a stay pending appeal.  The IRS is expected to seek emergency relief by appealing this to the US Court of Appeals for the Third Circuit.  It is not known at this time when and whether such emergency relief has or will be sought. This matter is not expected to have a material adverse effect on the relevant PIMCO Entities.

It is possible that these matters and/or other developments resulting from these matters could result in increased fund redemptions or other adverse consequences. However, PIMCO and AGID believe that these matters are not likely to have a material adverse effect on a fund or on PIMCO’s or AGID’s ability to perform their respective investment advisory or distribution services relating to the funds.

The foregoing speaks only as of the date of this prospectus. While there may be additional litigation or regulatory developments in connection with the matters discussed above, the foregoing disclosure of litigation and regulatory matters will be updated only if those developments are material.

GLOSSARY OF RISKS

Convertible securities risk – A convertible security tends to perform more like a stock when the underlying stock price is high and more like a debt security when the underlying stock price is low.  A convertible security is not as sensitive to interest rate changes as a similar non-convertible debt security, and generally has less potential for gain or loss than the underlying stock.

Counterparty and settlement risk – Trading options, futures contracts and other derivative financial instruments entails credit risk on the counterparties. Such instruments are not afforded the same protections as may apply to trading futures or options on organized exchanges. Substantial losses may arise from the insolvency, bankruptcy or default of a counterparty and risk of settlement default of parties with whom it trades securities.  Settlement mechanisms in emerging markets are generally less developed and reliable than those in more developed countries thus increasing the risks.

Credit risk – The Fund could lose money if the issuer or guarantor of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement or a loan of portfolio securities, is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Credit ratings may reflect the varying degrees of risk.  Municipal bonds are subject to the risk that litigation, legislation or other political events, local business or economic conditions, or the bankruptcy of the issuer could have a significant effect on an issuer’s ability to make payments of principal and/or interest.

Currency risk – Currency exchange rates can be volatile and affected by a number of factors, such as the general economics of a country, the actions (or inaction) of U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

Derivatives risk – These instruments are subject to transaction costs and certain risks, such as unanticipated changes in securities prices and global currency investment.  Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, interest rate risk, market risk, credit risk and management risk.  They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.  The Fund’s Sub-Adviser must choose the correct derivatives exposure versus the underlying assets to be hedged or the income to be generated, in order to realize the desired results from the investment.  The Fund’s Sub-Adviser must correctly predict price, credit or their applicable movements, during the life of a derivative, with respect to the underlying asset in order to realize the desired results from the investment. The Fund could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund was unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. The value of derivatives may fluctuate more rapidly than other investments, which may increase the volatility of the Fund, depending on the nature and extent of the derivatives in the Fund’s portfolio.  If the Fund’s Sub-Adviser uses derivatives in attempting to manage or “hedge” the overall risk of the portfolio, the strategy might not be successful.

Emerging markets risk – Investments in emerging markets involve greater risk resulting from economic and political systems that typically are less developed, and likely to be less stable, than those of more advanced countries.  There may be government policies that restrict investment by foreigners, and a higher risk of a government taking private property.  Low or nonexistent trading volume in securities of issuers may result in a lack of liquidity and in price volatility. Issuers in emerging markets typically are subject to greater risk of adverse changes in earnings and business prospects than are companies in developed markets.  Loss may also result from the imposition of exchange controls, confiscations and other government restrictions or from problems in security registration or settlement and custody.  The Fund will also be subject to the risk of negative foreign currency rate fluctuations.

Equity securities risk – Common and preferred stocks represent equity ownership in a company. Stock markets are volatile. The price of equity securities will fluctuate and can decline and reduce the value of a portfolio investing inequities. The value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.

Exchange traded funds investing risk – Most exchange-traded funds (“ETFs”) are investment companies whose shares are purchased and sold on a securities exchange. Generally, an ETF represents a portfolio of securities designed to track a particular market segment or index.  Many ETFs have obtained exemptive relief from the SEC to permit unaffiliated funds to invest in the ETFs’ shares beyond the statutory limitations, subject to certain conditions.  A fund may rely on these exemptive orders to invest in unaffiliated ETFs.  An investment in an ETF generally presents the following risks:  (i) the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies and policies; (ii) the risk that an ETF may fail to accurately track the market segment or index that underlies its investment objective; (iii) price fluctuation, resulting in a loss to the fund; (iv) the risk that an ETF may trade at a discount to its NAV; (v) the risk that an active market for an ETF’s shares may not develop or be maintained; and (vi) the risk that an ETF may no longer meet the listing requirements of any applicable exchanges on which that ETF is listed.

In addition, as with traditional mutual funds, ETFs charge asset-based fees.  The funds will indirectly pay a proportional share of the asset-based fees of the ETFs in which the funds invest.

Financial reform risk - In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. Recent laws and regulations contain provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Reform Act”). The Reform Act establishes a Financial Services Oversight Council to facilitate information sharing and identify systemic risks. Additionally, the Reform Act allows the Federal Deposit Insurance Corporation to “take over” a failing bank in situations when the overall stability of the financial system could be at risk. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets.

Foreign securities risk – These risks include, among others, adverse fluctuations in foreign currency values as well as adverse political, social and economic developments. In addition, there is less publicly available information and more volatile or less liquid markets. Investments in foreign securities could be affected by restrictions on receiving the investment proceeds from a foreign country, confiscatory foreign tax laws, and potential difficulties in enforcing contractual obligations. Transactions may be subject to less efficient settlement practices, including extended clearance and settlement periods. Foreign accounting may be less revealing than U.S. accounting practices and regulation may be inadequate or irregular.

High-yield bonds, lower-rated bond, and unrated securities – High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment-grade” by national ratings agencies.  Junk bonds typically have a higher yield to compensate for a greater risk that the issuer might not make its interest and principal payments.  An unanticipated default would result in a reduction in income, a decline in the market value of the related securities and a decline in value.  During an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress which could adversely affect their ability to service principal and interest payment obligations, to meet projected business goals and to obtain additional financing. The market prices of junk bonds are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes, or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in price volatility.

Illiquid securities risk – Securities and other investments purchased by a Fund that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions.  Domestic and foreign markets are becoming more and more complex and interrelated, so that events in one sector of the market or the economy, or in one geographical region, can reverberate and have negative consequences for other market, economic or regional sectors in a manner that may not be reasonably foreseen.  With respect to over-the-counter traded securities, the continued viability of any over-the-counter secondary market depends on the continued willingness of dealers and other participants to purchase the securities.

Limitation on Illiquid Investments.  If one or more instruments in a Fund’s portfolio become illiquid, a Fund may exceed its limit on illiquid instruments.  In the event that this occurs, the Fund must take steps to bring the aggregate amount of illiquid instruments back within the prescribed limitations as soon as reasonably practicable.  This requirement would not force a Fund to liquidate any portfolio instrument where the Fund would suffer a loss on the sale of that instrument.

Valuation of Illiquid Investments.  Where no clear indication of the value of a particular investment is available, the investment will be valued at its fair value according to the valuation procedures approved by the Board of Trustees.  These cases include, among others, situations where the secondary markets on which a security has previously been traded are no longer viable for lack of liquidity.  The value of illiquid securities may reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists, and thus negatively affect a Fund’s NAV.

Interest rate risk – When interest rates increase, fixed income securities generally will decline in value.  Long-term fixed-income securities normally have more price volatility than short-term fixed-income securities. A nominal interest rate can be described as the sum of a real interest rate and an expected inflation rate. Inflation-indexed securities, including TIPS, decline in value when real interest rates rise. In certain interest rate environments, such as when real interest rates are rising faster than normal interest rates, inflation-indexed securities may experience greater losses than other fixed income securities with similar durations.

Floating rate investments have adjustable interest rates and as a result, generally fluctuate less in response to interest rate changes than will fixed-rate investments.  However, because floating rates generally only reset periodically, changes in prevailing interest rates may cause a fluctuation in the Fund’s value.  In addition, extreme increases in prevailing interest rates may cause an increase in defaults on floating rate investments, which may cause a further decline in the Fund’s value.  Finally, a decrease in interest rates could adversely affect the income earned by the Fund from its floating rate debt securities.

The Fund may also maintain investments in equity securities of companies whose values are sensitive to interest rate changes such as utilities and real estate securities.

Investment in other investment companies risk – As with other investments, investments in other investment companies are subject to market and selection risk. In addition, if the Fund acquires shares of investment companies, including ones affiliated with the Fund, shareholders bear both their proportionate share of expenses in the Fund (including management and advisory fees) and, indirectly, the expenses of the investment companies. To the extent the Fund is held by an affiliated fund, the ability of the Fund itself to hold other investment companies may be limited.

Investment strategy risk – Each Sub-Adviser uses the principal investment strategies and other investment strategies to seek to achieve the Fund’s investment objective. Investment decisions made by the Sub-Adviser in using these investment strategies may not produce the returns expected by the Sub-Adviser, may cause the Fund’s shares to lose value or may cause the Fund to underperform other funds with similar investment objectives.

Issuer risk – A security’s value may decline for reasons that directly relate to the issuer, such as management performance, corporate governance, financial leverage and reduced demand for the issuer’s goods or services.

Large cap investing risk – Large capitalization stocks as a group could fall out of favor with the market, causing the fund to underperform funds that focus on other types of stocks.

Leveraging risk – Certain transactions, such as reverse repurchase agreements, loans of portfolio securities, dollar rolls, buy backs and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments, include the use of leverage and may cause the Fund to liquidate portfolio positions at disadvantageous times to satisfy its obligations or to meet segregation requirements. Leverage, including borrowing, may cause the Fund to be more volatile because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund securities.  The effect of using leverage is to amplify the Fund’s gains and losses in comparison to the amount of the Fund’s assets (that is, assets other than borrowed assets) at risk, thus causing the Fund to be more volatile.

Liquidity risk – Investments in securities that are difficult to purchase or sell (illiquid or thinly-traded securities) may reduce returns if the Fund is unable to sell the securities at an advantageous time or price or achieve its desired level of exposure to a certain sector.  Liquidity risk arises, for example, from small average trading volumes, trading restrictions, or temporary suspensions of trading.  Small capitalization companies and companies domiciled in emerging markets pose greater liquidity and volatility risks of price fluctuations.

The liquidity of floating rate loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual floating rate loans. For example, if the credit quality of a floating rate loan unexpectedly declines significantly, secondary market trading in that floating rate loan can also decline for a period of time. During periods of infrequent trading, valuing a floating rate loan can be more difficult and buying and selling a floating rate loan at an acceptable price can be more difficult and delayed. Difficulty in selling a floating rate loan can result in a loss.

Managed portfolio risk – As an actively managed portfolio, the value of the Fund’s investments could decline because the financial condition of an issuer may change (due to such factors as management performance, reduced demand or overall market changes), financial markets may fluctuate or overall prices may decline, the manager’s investment techniques could fail to achieve the Fund’s investment objective or legislative, regulatory, or tax developments may affect the investment techniques available to the manager of the Fund.  There is no guarantee that the investment objective of the Fund will be achieved.

Market risk – Stock market risk refers to the fact that stock (equities) prices typically fluctuate more than the values of other types of securities, typically in response to changes in the particular company’s financial condition and factors affecting the market in general.  Over time, the stock market tends to move in cycles, with periods when stock prices rise, and periods when stock prices decline.  Consequently, a broad-based market drop may also cause a stock’s price to fall.

Bond market risk generally refers to credit risk and interest rate risk.  Credit risk is the actual or perceived risk that the issuer of the bond will not pay the interest and principal payments when due.  Bond value typically declines if the issuer’s credit quality deteriorates.  Interest rate risk is the risk that interest rates will rise and the value of bonds will fall.  A broad-based market drop may also cause a bond’s price to fall.

Securities may also decline in value due to factors affecting securities markets generally, such as real or perceived adverse economic conditions, or particular industries represented in the securities markets, such as competitive conditions.  In addition, the markets may not favor a particular kind of security, such as dividend-paying securities, and may not favor equities or bonds at all.

Mid-capitalization investing risk – The prices of securities of mid-capitalization companies tend to fluctuate more widely than those of larger, more established companies.  Mid-capitalization companies may have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general.  Securities of such issuers may lack sufficient market liquidity to effect sales at an advantageous time or without a substantial drop in price.

Mortgage-backed and mortgage-related securities risk – The risk of investing in mortgage-related and other asset-backed securities include interest rate risk, extension risk and prepayment risk.  Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, mortgage-related securities may exhibit additional volatility. This is known as extension risk.  Rising interest rates and falling property prices may increase the likelihood that individuals and entities may fall behind or fail to make payments on their mortgages.  This is referred to as default risk.  When there are a number of mortgage defaults, the interest paid by mortgage-backed and mortgage-related securities may decline, or may not be paid.  In addition, a number of mortgage defaults could lead to a decline in the value of mortgage-backed and mortgage-related securities.  Mortgage-related securities are also subject to prepayment risk.  When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns because the Fund will have to reinvest that money at the lower prevailing interest rates. This is referred to as contraction risk.

Investments in mortgage-backed securities entail the uncertainty of the timing of cash flows resulting from the rate of prepayments or defaults on the underlying mortgages serving as collateral.  An increase or decrease in payment rates (resulting primarily from a decrease or increase in mortgage interest rates) will affect the yield, average life, and price.  The prices of mortgage-backed securities, depending on their structure and the rate of payments, can be volatile.  Some mortgage-backed securities may also not be as liquid as other securities.  The value of these securities also may change because of changes in the market’s perception or the actual creditworthiness of the issuer.  In addition, the mortgage securities market in general may be adversely affected by changes in governmental regulation, interest rates, and/or tax policies.

Portfolio turnover – The Fund may actively trade securities in seeking to achieve its objective.  Doing so may increase transaction costs, which may reduce performance.  Active trading also may increase realized short-term capital gains and losses.

Preferred stock risk – Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company. Some preferred stocks also entitle their holders to receive additional liquidation proceeds on the same basis as holders of a company’s common stock, and thus also represent an ownership interest in that company. Preferred stocks may pay fixed or adjustable rates of return. Preferred stock is subject to issuer-specific and market risks applicable generally to equity securities and is sensitive to changes in the issuer’s creditworthiness and to changes in interest rates, and may decline in value if interest rates rise. In addition, a company’s preferred stock generally pays dividends only after the company makes required payments to holders of its bonds and other debt. For this reason, the value of preferred stock will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred stock of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies.

Prepayment risk – During periods of falling interest rates, there is the risk that a debt security with a high stated interest rate will be prepaid before its expected maturity date and that the Fund may have to reinvest the proceeds in an investment that may have lower yields than the yield on the prepaid debt security.

Regulation of derivatives risk - It is possible that government regulation of various types of derivative instruments, including futures and swap agreements, may limit or prevent a Fund from using such instruments as part of its investment strategy, which could negatively impact a Fund. For example, some legislative and regulatory proposals, such as those in the Reform Act, would upon implementation impose limits on the maximum position that could be held by a single trader in certain contracts and would subject some derivatives transactions to new forms of regulation that could create barriers to some types of investment activity. Other provisions would require many swaps to be cleared and traded on an exchange, expand entity registration requirements, impose business conduct requirements on dealers that enter into swaps with a pension plan, endowment, retirement plan or government entity, and require banks to move some derivatives trading units to a non−guaranteed affiliate separate from the deposit−taking bank or divest them altogether. While many provisions of the Reform Act must be implemented through future rulemaking, and any regulatory or legislative activity may not necessarily have a direct, immediate effect upon a Fund, it is possible that, upon implementation of these measures or any future measures, they could potentially limit or completely restrict the ability of a Fund to use these instruments as a part of its investment strategy, increase the costs of using these instruments or make them less effective. Limits or restrictions applicable to the counterparties with which a Fund engages in derivative transactions could also prevent a Fund from using these instruments or affect the pricing or other factors relating to these instruments, or may change availability of certain investments.

Repurchase agreements, purchase and sale contracts risk – If the other party to a repurchase agreement or purchase and sale contract defaults on its obligation under the agreement, the Fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security in either situation and the market value of the security declines, the Fund may lose money.

Short sales risk – A short sale involves the sale by the Fund of a security that it does not own with the hope of purchasing the same security at a later date at a lower price. The Fund may also enter into a short derivative position through a futures contract or swap agreement. If the price of the security or derivative decline, then the Fund will incur a loss equal to the increase in price from the time that the short sale was entered into plus any premiums and interest paid to the third party. Therefore, the losses could be greater than the actual cost of the investment. Increased liquidity risk and transaction costs are frequently involved, as is the risk that the third party to the short sale may fail to honor its contract terms.

Small cap investing risk – Investing in smaller, newer companies generally involves greater risks than investing in larger, more established ones.  Small cap may have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general.  Many small capitalization companies may be in the early stages of development.  Since equity securities of smaller companies may lack sufficient market liquidity and may not be regularly traded, it may be difficult or impossible to sell securities at an advantageous time or a desirable price.

Temporary defensive positions and large cash positions – In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, and sub-adviser transitions, the Fund may temporarily hold all or a significant portion, without limitation, of its assets in cash, cash equivalents, affiliated and unaffiliated money market funds, or high quality debt instruments.  During periods in which the Fund employs such a temporary defensive strategy or holds large cash positions, it may not be pursuing, and may not achieve, its investment objective.  Taking a defensive or large cash position may reduce the potential for appreciation of the portfolio and may affect performance.

U.S. Government securities risk – Obligations issued by agencies and instrumentalities of the U.S. Government vary in the level of support they receive from the U.S. Government.  They may be: (i) supported by the full faith and credit of the U.S. Treasury, such as those of the Government National Mortgage Association; (ii) supported by the right of the issuer to borrow from the U.S. Treasury, such as those of the Federal National Mortgage Association (“Fannie Mae”); (iii) supported by the discretionary authority of the U.S. Government to purchase the issuer’s obligations, such as those of the former Student Loan Marketing Association; or (iv) supported only by the credit of the issuer, such as those of the Federal Farm Credit Bureau.  The maximum potential liability of the issuers of some U.S. Government Securities may greatly exceed their current resources, including their legal right to support from the U.S. Treasury.  It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Although many types of U.S. Government Securities may be purchased by the Funds, such as those issued by the Fannie Mae, Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal Home Loan Banks may be chartered or sponsored by Acts of Congress, their securities are neither issued nor guaranteed by the United States Treasury and, therefore, are not backed by the full faith and credit of the United States. The U.S. Government may choose not to provide financial support to U.S. Government sponsored agencies or instrumentalities if it is not legally obligated to do so, in which case, if the issuer defaulted, the holder of the securities of such issuer might not be able to recover its investment from the U.S. Government. In September 2008, the U.S. Treasury Department and the Federal Housing Finance Administration (“FHFA”) announced that Fannie Mae and Freddie Mac would be placed into conservatorship under FHFA. The effect that this conservatorship will have on the entities’ debt and equities and on securities guaranteed by the entities is unclear.  No assurance can be given that the U.S. Treasury initiatives discussed above with respect to the debt and mortgage-backed securities issued by FNMA and FHLMC will be successful.  In addition, new accounting standards and future Congressional action may affect the value of FNMA and FHLMC debt.

When-issued and delayed delivery securities and forward commitments risk – When-issued and delayed delivery securities and forward commitments involve the risk that the security the Fund buys will lose value prior to its delivery. There also is the risk that the security will not be issued or that the other party to the transaction will not meet its obligation. If this occurs, the Fund loses both the investment opportunity for the assets it set aside to pay for the security and any gain in the security’s price.

Management Of The Trust

Investment Adviser

Under Massachusetts law and the Trust’s Declaration of Trust and By-Laws, the management of the business and affairs of the Trust is the responsibility of the Trustees.

Curian Capital, LLC (“Curian Capital” or the “Adviser”), 7601 Technology Way, Denver, Colorado 80237, is the investment adviser to the Trust and provides the Trust with professional investment supervision and management. Curian Capital was registered as an investment adviser with the SEC in 2002 and has been serving as the sponsor and investment adviser to the Curian separately managed account program since 2003.  As of December 31, 2010, Curian Capital had approximately $5.5 billion of assets under management.  In connection with serving as adviser to the Curian Capital separately managed account platform, Curian Capital oversees numerous model managers who manage specific investment strategies within the program.  Curian Capital has engaged its affiliate, Jackson Fund Services, a division of Jackson National Asset Management, LLC (“JNAM”), as sub-administrator to the Funds, and is thus utilizing JNAM’s substantial experience as an adviser and administrator to mutual funds.  As Adviser to the Funds, Curian Capital will oversee the investments of the Funds, including overseeing the management of the Funds by the sub-advisers and recommending changes to the sub-advisers if appropriate.  In addition, Curian Capital and the Funds have engaged Pacific Investment Management Company LLC (“PIMCO”) and Wellington Management Company, LLP (“Wellington”), each of which has extensive experience in managing mutual funds, as sub-advisers to the Funds.

As Adviser to the Funds, Curian Capital will oversee the investments of the Funds, including overseeing the management of the Funds by the sub-advisers and recommending changes to the sub-advisers, if appropriate.

The Adviser is a wholly owned subsidiary of Jackson National Life Insurance Company (“Jackson”), which is in turn a wholly owned subsidiary of Prudential plc, a publicly traded company incorporated in the United Kingdom.  Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

A discussion of the basis for the Board of Trustees’ approval of the advisory agreement will be available in the Trust’s first Annual or Semi-Annual Report to shareholders.

Advisory Fee

As compensation for its services, the Adviser receives a fee from the Trust computed separately for each Fund, accrued daily and payable monthly.  The fee the Adviser receives from each Fund is set forth below as an annual percentage of the net assets of the Fund.

Curian Capital may receive payments from certain of the Sub-Advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate.  The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred, and the level of the Sub-Adviser’s participation.  Curian Capital may make payments to third party financial professionals who solicit clients to Curian Capital’s managed account program.

The Adviser agrees to waive its advisory fee and reduce the administration fees payable to it and/or reimburse other expenses of the Fund, during the period one year from the effective date of the registration statement of the Trust, to the extent necessary to limit the total operating expenses of each Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Funds) listed below.  There can be no assurance that Curian Capital will continue to waive fees and reimburse expenses after such period.  The Fund has agreed to reimburse the Adviser in an amount equal to the full amount of fees that, but for waivers and/or reimbursements, would have been payable by the Fund to the Adviser, or were reimbursed by the Adviser in excess of its Adviser fee.  Such reimbursement by the Fund shall be made monthly, but only if the operating expenses of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s current expense limitation in effect for the period.  The Adviser shall be entitled to recoup such amounts for a period up to three (3) years following the fiscal year in which the Adviser reduced its compensation and/or assumed expenses for the applicable Fund.

Fund	Assets	Advisory Fee (Annual Rate Based on Average Net Assets of each Fund)	Expense Caps (Annual Rate Based on Average Net Assets of each Fund)
Curian/PIMCO Total Return Fund	All Assets	0.15%	0.80%
Curian/PIMCO Income Fund	All Assets	0.15%	0.85%
Curian/WMC International Equity Fund	All Assets	0.15%	1.32%

Sub-Advisory Arrangements

The Adviser selects and contracts with Sub-Advisers to manage the investment and reinvestment of the assets of the Funds of the Trust. The Funds pay the Sub-Advisers directly. The Adviser monitors the compliance of such Sub-Advisers with the investment objectives and related policies of each Fund and reviews the performance of such Sub-Advisers and reports periodically on such performance to the Trustees of the Trust.

Under the terms of each of the Sub-Advisory Agreements with the Adviser, the Sub-Adviser manages the investment and reinvestment of the assets of the assigned Fund, subject to the supervision of the Adviser and the Trustees of the Trust.  The Sub-Adviser formulates a continuous investment program for each such Fund consistent with its investment objectives and policies outlined in this Prospectus.  Each Sub-Adviser implements such programs by purchases and sales of securities.  Each Sub-Adviser regularly reports to the Adviser and the Trustees of the Trust with respect to the implementation of such programs.

As compensation for its services, each Sub-Adviser receives a fee from each Fund computed separately for the applicable Fund, stated as an annual percentage of the net assets of such Fund.

The following is a schedule of the sub-advisory fees the Funds are currently obligated to pay the Sub-Advisers:

FUND	ASSETS	FEES
Curian/PIMCO Total Return Fund	Assets up to $3 billion1 All assets When assets exceed $3 billion2 $0 to $1 billion Amounts over $1 billion	0.25% 0.25% 0.225%
Curian/PIMCO Income Fund	All Assets	0.25%
Curian/WMC International Equity Fund	$0 to $250 million Amounts over $250 million	0.45% 0.40%

1 When aggregate net assets of Curian/PIMCO Total Return Fund and Curian/PIMCO Income Fund of the Curian Series Trust and JNL/PIMCO Real Return Fund and JNL/PIMCO Total Return Bond Fund of the JNL Series Trust fall below $3 billion, this annual rate is applicable to all the amounts in the Curian/PIMCO Total Return Fund.

2 When aggregate net assets of Curian/PIMCO Total Return Fund and Curian/PIMCO Income Fund of the Curian Series Trust and JNL/PIMCO Real Return Fund and JNL/PIMCO Total Return Bond Fund of the JNL Series Trust equal or exceed $3 billion, these annual rates are applicable to all the amounts in the Curian/PIMCO Total Return Fund.  The fee is computed based on the combined market value of the Curian/PIMCO Total Return Fund of Curian Series Trust and JNL/PIMCO Total Return Fund of JNL Series Trust, and PIMCO will aggregate Curian/PIMCO Total Return Fund (Curian Series Trust) and JNL/PIMCO Total Return Bond Fund (JNL Series Trust) assets to derive an average fee to be applied to Curian/PIMCO Total Return Fund (Curian Series Trust) and JNL/PIMCO Total Return Bond Fund (JNL Series Trust).

Curian Capital and the Trust have filed an application to obtain an exemption from the SEC for a multi-manager structure that allows Curian Capital to hire, replace or terminate sub-advisers without the approval of shareholders.  The order would also allow Curian Capital to materially revise a sub-advisory agreement with the approval of the Board of Trustees, but without shareholder approval.  If a new sub-adviser is hired, shareholders will receive information about the new sub-adviser in an Information Statement within 90 days of the change.  The order would allow the Funds to operate more efficiently and with greater flexibility. Curian Capital provides the following oversight and evaluation services to the Funds:

•	performing initial due diligence on prospective sub-advisers for the Funds
•	monitoring the performance of Sub-Advisers
•	communicating performance expectations to the Sub-Advisers
•	ultimately recommending to the Board of Trustees whether a Sub-Adviser’s contract should be renewed, modified or terminated.

Curian Capital does not expect to recommend frequent changes of Sub-Advisers.  Although Curian Capital will monitor the performance of the Sub-Advisers, there is no certainty that any Sub-Adviser or Fund will obtain favorable results at any given time.  At the initial shareholder meeting on November 10, 2010, the initial shareholder of the Funds approved this multi-manager structure.

Administration Fee

In addition to the investment advisory fee, each Fund pays to Curian Capital (“Administrator”) an Administration Fee as annual percentage of the average daily net assets of the Fund as set forth below.

In return for the Administration Fee, the Administrator/Jackson Fund Services (“Sub-Administrator”) provides or procures all necessary administrative functions and services for the operation of the Funds.  The Sub-Administrator is paid by the Administrator. In addition, the Administrator/Sub-Administrator, at its own expense, arranges for legal, audit, fund accounting, custody (except overdraft and interest expense), printing and mailing, registration fees and all other services necessary for the operation of each Fund.  Each Fund is responsible for trading expenses including brokerage commissions, interest and taxes, and certain operating and non-operating expenses.  Each Fund is also responsible for a portion of the Chief Compliance Officer costs, directors and officers insurance, the fees and expenses of the disinterested Trustees and of independent legal counsel to the disinterested Trustees (categorized as “Other Expenses” in the fee tables).  Curian Capital may reduce the Administration Fees payable to it as explained under “Advisory Fee” above.

Funds	Assets	Administration Fee
Curian/PIMCO Total Return Fund	All Assets	0.60%
Curian/PIMCO Income Fund	All Assets	0.60%
Curian/WMC International Equity Fund	All Assets	0.85%

The Distributor

Curian Clearing, LLC, (the “Distributor”), an affiliate of Curian Capital, clears and settles trades for clients in Curian Capital’s managed account program.

Investment In Fund Shares

Shares of the Funds may be purchased only by or on behalf of clients in Curian Capital’s managed account program.

The Fund intends to redeem shares held by or on behalf of a shareholder who ceases to be an eligible investor as described above.  Each such shareholder, by purchasing shares, agrees to any such redemption.

Opening An Account

Shares of the Funds may be purchased only by or on behalf of clients in Curian Capital’s managed account program.  Curian Capital will open an account with a Fund for each client pursuant to the authority the client grants to Curian Capital in the client agreement related to the managed account.

Foreign investors are not allowed.

The Funds and Curian Clearing, LLC, the Funds’ distributor, reserve the right to reject any request to buy shares.

Purchasing and Selling Shares

All purchase and redemption orders for clients in Curian Capital’s managed account program are initiated by Curian Capital.  Generally, purchase and redemption orders for Fund shares are processed at the net asset value (“NAV”) next calculated after Curian Capital submits the order to the Fund.  Orders submitted by Curian Capital prior to the time the Fund’s NAV is determined on a business day will be processed at that day’s NAV.

The Trust may suspend the right of redemption only under the following unusual circumstances:

•	When the New York Stock Exchange is closed (other than weekends and holidays) or trading is restricted;

•	When an emergency exists, making disposal of portfolio securities or the valuation of net assets not reasonably practicable; or

•	During any period when the SEC has by order permitted a suspension of redemption for the protection of shareholders.

The Fund will redeem the shares of clients who terminate their participation in Curian Capital’s managed account program.

Frequent Trading.   Because the Fund is designed to be a component of a separately managed account that also invests in individual securities and other investments, its shares may be purchased or redeemed on a frequent basis for rebalancing purposes, to invest new monies, or to accommodate reductions in account size. The Fund is managed in a manner that is consistent with its role in Curian Capital’s managed account program. As all purchase and redemption orders for clients in the program are initiated by Curian Capital, managed account clients are not in a position to effect purchase or redemption orders and are, therefore, unable to directly trade in shares of the Fund.

The Fund has adopted a Frequent Trading Policy that seeks to balance the need to prevent excessive trading in fund shares while allowing Curian Capital the flexibility to manage its clients’ accounts.

The Fund may limit the size, number, and frequency of exchanges if they could be disruptive to the management of the Fund.  The Fund may also restrict, suspend, or reject any exchange request that could be harmful to the Fund or to other shareholders, or cancel the exchange privilege altogether.  Notice of any limitations, restrictions, suspensions or rejections may vary according to the particular circumstances.

The Fund reserves the right to impose a transaction fee or redemption fee against future exchange amounts.  Prior to imposing any such fee, the Fund will notify shareholders.  For more information about the Fund’s Frequent Trading Policy and its enforcement, see “Selling Shares - Market Timing Policies and Exchange Limitations” below .

Market Timing Policies and Exchange Limitations

Because the Funds are designed to be a component of a separately managed account that also invests in individual securities and other investments, its shares may be purchased or redeemed on a frequent basis for rebalancing purposes, to invest new monies, or to accommodate reductions in account size.  The Funds are managed in a manner that is consistent with its role in the separately managed account.  Because Curian Capital initiates all purchase and redemption orders, clients in Curian Capital’s separately managed account program may not effect purchase or redemption orders and are, therefore, unable to directly trade in shares of the Funds.

The Funds have adopted a Frequent Trading Policy that seeks to balance the need to prevent excessive trading in fund shares allowing Curian Capital the flexibility to manage its clients’ accounts.

The Funds are not intended to serve as a vehicle for frequent trading in response to short-term fluctuations in the market.  The Funds’ Board of Trustees has adopted a policy of “fair value” pricing to discourage investors from engaging in market timing or other excessive trading strategies for international Funds.  The Funds’ “fair value” pricing policy applies to all Funds where a significant event (as described below) has occurred.  The Funds’ “fair value” pricing policy is described under “Purchasing and Selling Shares” above.  While these policies and procedures have been adopted to attempt to detect and limit trading that is frequent or disruptive to the Funds’ operations, there is no assurance that the policies and procedures will be effective in deterring all such trading activity.

Organizations and individuals that use market timing investment strategies and make frequent transfers should not invest in the Funds through Curian Capital’s managed account program.  The Funds maintain sole discretion to restrict or reject, without prior notice, any exchange instructions, and to restrict or reject preauthorized exchange forms from a market timing organization or individual authorized to give transfer instructions on behalf of multiple shareholders, if in the sole discretion of the Funds (or an agent) the requested transactions would have a negative impact on remaining shareholders.

The Funds may limit the size, number, and frequency of exchanges if they could be disruptive to the management of the Funds.  The Funds may also restrict, suspend, or reject any exchange request that could be harmful to a Fund or to other shareholders, or cancel the exchange privilege altogether.  Notice of any limitations, restrictions, suspensions or rejections may vary according to the particular circumstances.

The Funds reserve the right to impose a transaction fee or redemption fee against future exchange amounts.  Prior to imposing any such fee, we would supplement this prospectus and provide notice to shareholders.

The Funds are unable to directly monitor the trading activity of beneficial owners of the Funds’ shares who hold those shares through omnibus account arrangements maintained by financial intermediaries (i.e., accounts that are not on the books of the Funds’ transfer agent).  Since shares of the Funds may only be purchased by or on behalf of clients in Curian Capital’s managed account program, Curian Capital currently serves as the only intermediary purchasing shares in an omnibus account arrangement.

Omnibus account arrangements enable financial intermediaries to aggregate multiple investors’ share ownership positions and purchase, sell and exchange Fund shares without the identity of the particular shareholder(s) being known to the Funds.  Accordingly, the ability of the Funds to monitor, detect or limit frequent share trading activity through omnibus accounts is very limited, and there is no assurance that the Funds will be able to identify shareholders who may be engaging in frequent trading activity through omnibus accounts or to curtail such trading.  In such cases, the financial intermediary may be able to implement procedures or supply the Funds with information that differs from that normally available to the Funds or its agent(s).  In such instances, the Funds will seek to monitor purchase and redemption activity through the overall omnibus account(s).  If the Funds identifies activity that may be indicative of excessive short-term trading activity, the Funds or its designated agent will notify the financial intermediary and request it to provide or review information on individual account transactions so that the Funds or the financial intermediary may determine if any investors are engaging in excessive or short-term trading activity.  If an investor is identified as engaging in undesirable trading activity, the Funds or its designated agent will request the intermediary take appropriate action to curtail the activity and will work with the relevant party to do so.  Such actions may include actions similar to these that the Funds would take, such as placing blocks on accounts to prohibit future purchases and exchanges of Fund shares, or requiring that the investor place trades on a manual basis, either indefinitely or for a period of time.  If the Funds determine that the financial intermediary has not demonstrated adequately that it has taken appropriate action to curtail the excessive short-term trading, the Funds or its agents may terminate the relationship.

Trading activity that is frequent or that involves relatively large amounts of assets can disrupt the management of the Fund and can raise expenses through increased trading and transaction costs, forced and unplanned portfolio turnover, lost opportunity costs, and large asset swings that decrease the Funds’ ability to provide maximum investment return to all shareholders.  This in turn can have an adverse effect on the Funds’ performance.  In addition, certain trading activity that attempts to take advantage of inefficiencies in the valuation of the Funds’ securities holdings may dilute the interests of the remaining shareholders.  While these issues can occur in connection with any of the Funds, Funds holding securities that are subject to market pricing inefficiencies are more susceptible to abuse.  For example, Funds holding international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing the Funds.  The Funds have retained a pricing service to assist in the valuation of certain foreign securities, which may reduce the ability of shareholders to engage in such arbitrage, although there is no assurance that this measure will be effective in reducing arbitrage opportunities.

Execution Of Orders

Generally, purchase and redemption orders for Fund shares are processed at the net asset value (“NAV”) next calculated after Curian Capital submits the order to the Fund.  Orders submitted by Curian Capital prior to the time the Fund’s NAV is determined on a business day will be processed at that day’s NAV.  Managed account clients will receive from the Funds or Curian Capital a confirmation of each unscheduled transaction in your account.  Managed account clients may rely on these confirmations in lieu of certificates as evidence of ownership.  Certificates representing shares of the Funds will not be issued.

Under normal conditions, we will pay redemption proceeds within three (3) business days.  However, we have the right to take up to seven (7) days to pay redemption proceeds, and may postpone payment longer in the event of unusual circumstances as permitted by the applicable law or an economic emergency as determined by the SEC.  We normally will pay cash for all shares sold.  When making payment in cash becomes harmful to other shareholders or a Fund, we may make some or all of the payment in securities at their then current market value equal to the redemption price minus any applicable charges.  You will bear market risk while holding such securities and incur transaction costs upon converting securities to cash.

Electronic And Telephone Instructions – All requests for redemption by clients in the program must be submitted by Curian to the Fund; clients may not redeem their shares by electronic request or by telephone. We reserve the right to modify or discontinue this policy at any time without notice.

Disclosure Of Portfolio Securities

A description of the Fund’s policies and procedures relating to disclosure of portfolio securities is available in the Fund’s SAI and at www.curian.com.

Dividends And Distributions

Net investment income, if any, is declared and distributed to shareholders at least annually for Curian/WMC International Equity Fund and monthly for Curian/PIMCO Total Return Fund and Curian/PIMCO Income Fund.  Distributions to shareholders from net realized capital gains, if any, are declared and distributed at least annually.  Fund distributions will be reinvested in the Fund unless you instruct the Fund otherwise.  There are no fees or sales charges on reinvestments.

Distributions paid by the Fund are subject to Federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account).  For Federal tax purposes, in general, certain Fund distributions, including distributions of net short-term capital gains, are taxable to you as ordinary income.

The tax status of any distribution generally is the same regardless of how long you have been in a Fund and whether you reinvest your distributions or take them in cash.

The tax status of your distributions will be detailed in your annual tax statement from the Fund.  Because everyone’s tax situation is unique, please consult your tax advisor before investing.

If you invest in a Fund shortly before it makes a distribution, you may receive some of your investment back in the form of a taxable distribution. For example, if you buy 100 shares in a Fund on November 30th at $20 per share, and the Fund makes a distribution on December 1st of $1 per share, your shares will then have an NAV of $19 per share (disregarding any change in the Fund’s market value), and you will have to pay a tax on what is essentially a return of your investment of $1 per share.  This tax treatment is required even if you reinvest the $1 per share distribution in additional Fund shares.

Distribution and Servicing Arrangements

Neither Curian Clearing, LLC, the Distributor of the Funds (and a broker-dealer and affiliate of Jackson) nor Jackson or other affiliates (collectively, the Jackson affiliates) have any distribution and servicing arrangements with third parties to sell shares of the Funds.  Shares of the Funds are available only to clients in Curian Capital’s managed account program.  Curian Capital may make payments to third party financial professionals who solicit clients to Curian Capital’s managed account program.

Taxation

Each Fund will distribute substantially all of its net investment income and net realized capital gains to its shareholders every year.  You will be taxed on Fund distributions whether they are paid in cash or reinvested in additional fund shares.  These distributions are taxed as either ordinary income, “qualified dividend income,” or capital gains.  Federal taxes on capital gains distributions are determined by how long the Fund owned the investments that generated the gains, not how long a shareholder has owned the shares.  Funds with high portfolio turnover may realize gains at an earlier time than Funds with a lower turnover and may not hold securities long enough to obtain the benefit of long-term capital gains tax rates.

Each Fund has elected to be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code.  Each Fund’s policy is to meet the requirements of Subchapter M necessary to qualify as a regulated investment company.  Each Fund is treated as a separate corporation for Federal income tax purposes.  Therefore, the assets, income and distributions of each Fund are considered separately for purposes of determining whether or not the each Fund qualifies as a regulated investment company.

Under current law the maximum tax rate for individual taxpayers is generally 15% on long-term capital gains and qualified dividend income.  This rate does not apply to corporate taxpayers.  Distributions of earnings from dividends, that are not qualified dividend income, from interest income and from net short-term capital gains will not generally qualify for the lower rates, thus will be subject to the taxpayer’s ordinary income tax rate.  Funds that invest in companies not paying significant dividends on their stock are not expected to generate a significant amount of qualified dividend income that is eligible for the lower tax rate.  For taxable years beginning after December 31, 2010, the special tax treatment of qualified dividend income is schedule to expire, and the maximum rates of tax applicable to long-term capital gains and ordinary income of individuals are schedule to increase to 20% and 39.6%, respectively, unless Congress enacts alternative legislation.  The maximum tax rate for individual taxpayers is generally 15% on long-term capital gains and qualifying dividends.  This rate does not apply to corporate taxpayers.

You may owe taxes on distributions paid from income or gains earned prior to your investment, which are included in the share price you pay.  For example, if you buy shares on or just before the record date of a Fund distribution, you will pay full price for the shares and may receive a portion of your investment back as a taxable distribution.  If a Fund declares a distribution in October, November, or December but pays it in January, you will be taxed on the amount of the distribution as if you had received it in the previous year.  Any gain resulting from selling or exchanging shares will generally be subject to Federal income tax.  Any such gain or loss upon a sale, redemption, or exchange of shares will be a capital gain or loss if you held the shares as a capital asset at the time of the sale, redemption, or exchange.  This gain or loss will generally be treated as long-term capital gain or loss if you held the shares for more than one year; otherwise such gain or loss will generally be treated as short-term capital gain or loss.

You must provide each Fund in which you invest with your correct taxpayer identification number and certify that you are not subject to backup withholding.  If you do not, the Funds will be required to withhold a portion of your taxable distributions and redemption proceeds as backup withholding.

You should be aware that Curian Capital will charge its clients differing wrapped or bundled fees based, among other things, on the services being provided by Curian Capital.  This structure raises the question of whether the Internal Revenue Service (“IRS”) or a court might attribute these differing payment rates to the Funds. Such a position, if it were successful, could raise issues of whether the structure produces preferential dividends and, in turn, whether the Funds qualify for tax treatment as a regulated investment company. If in any year the Funds should fail to qualify under Subchapter M of the Code for tax treatment as a regulated investment company, the Funds would incur a regular corporate federal income tax upon their income for that year. Distributions to their shareholders would be taxable dividends to the extent of the Funds’ current and accumulated earnings and profits. Such taxable dividends should qualify for the dividends received deduction for corporate shareholders and should be taxable as qualified dividend income for federal income tax purposes for individual shareholders to the extent certain holding period requirements and other requirements are satisfied. The Board of Trustees reserves the right not to maintain the qualification of the Funds as regulated investment companies if it determines such course of action to be beneficial to shareholders.

Curian Capital believes that based upon the intended operation of the Funds, these concerns should not arise. You should be aware, however, that there is no authority on point, and that if a Fund’s fee arrangement were determined to cause the dividends paid by the Fund not to qualify for the dividends-paid deduction because they were considered preferential dividends. The Fund would fail to qualify as a regulated investment company with the consequences described above.

You should be aware that the IRS has taken the position in an internal memorandum that indicates that an asset-based “flat-fee” paid by an investor to an investment advisor for investment services is not a “carrying charge” (and is therefore not capitalized). Rather, the memorandum indicates that the fees paid to the investment advisor are currently deductible investment expenses, subject to applicable limitations. Were the position described in the memorandum to apply to the wrapped or bundled fees paid to Curian Capital, such fees would likely be treated by shareholders as “miscellaneous itemized deductions” and would be deductible only to the extent that the shareholder claims itemized deductions (versus the standard deduction) and, further, to the extent that the shareholder’s total miscellaneous itemized deductions for a taxable year exceed two percent of the shareholder’s adjusted gross income.  In addition, such fees would be subject to limitations on deductibility under the alternative minimum tax.

This discussion relates only to Federal income tax.  Fund distributions and gains from sale of fund shares generally are subject to state and local taxes.  You should consult your tax advisor about the Federal, state, local or foreign tax consequences of your investment in a Fund.

Financial Highlights

The Board of Trustees has selected KPMG LLP, an independent registered public accounting firm, as the Trust’s independent auditors.  Because the Funds have not yet commenced operations, financial performance information is not provided for the Funds.

PROSPECTUS

[February 28, 2011]

CURIAN SERIES TRUST

You can find more information about the Trust in:

•
The Trust’s Statement of Additional Information dated [February 28, 2011], which contains further information about the Trust and the Funds, particularly their investment practices and restrictions.  The current SAI is on file with the SEC and is incorporated into the Prospectus by reference.

•
The Trust’s Annual and Semi-Annual Reports to shareholders, which shows the Fund’s actual investments and includes financial statements as of the close of the particular annual or semi-annual period.  The Annual Report also discusses the market conditions and investment strategies that significantly affected each Fund’s performance during the year covered by the report.

You can obtain a copy of the current SAI or the most recent Annual or Semi-Annual Reports without charge, or make other inquiries, by calling 1-877-847-4143 (Curian Care Center), or writing the Curian Care Center, 7601 Technology Way, Denver, Colorado 80237 or by visiting www.curian.com.

You also can review and copy information about the Trust (including its current SAI and most recent Annual and Semi-Annual Reports) at the SEC’s Public Reference Room in Washington, D.C.  Reports and other information about the Trust also are available on the EDGAR database on the SEC’s Internet site (http://www.sec.gov), and copies may be obtained, after payment of a duplicating fee, by electronic request (publicinfo@sec.gov) or by writing the SEC’s Public Reference Section, 100 F. Street, N.E., Washington, D.C., 20549.  You can find out about the operation of the Public Reference Section and copying charges by calling 1-202-551-8090.

811-22495

SAI Comment 35

The Information In Statement Of Additional Information Is Not Complete And May Be Changed. We May Not Sell These Securities Until The Registration Statement Filed With The Securities And Exchange Commission Is Effective. This Statement Of Additional Information Is Not An Offer To Sell These Securities And Is Not Soliciting An Offer To Buy These Securities In Any State Where The Offer Or Sale Is Not Permitted.

STATEMENT OF ADDITIONAL INFORMATION

[February 28, 2011]

CURIAN SERIES TRUST

Fund	Ticker
Curian/PIMCO Total Return Fund
Curian/PIMCO Income Fund
Curian/WMC International Equity Fund

This Statement of Additional Information (“SAI”) is not a prospectus.  It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Curian Series Trust (“Trust”) Prospectus dated February 28, 2011 (“Prospectus”).  Because the Funds have not yet commenced operations, financial performance information is not provided for the Funds.

The Prospectus, SAI and Annual/Semi-Annual Reports may be obtained at no charge by calling 1-877-847-4143 (Curian Care Center), or writing the Curian Care Center, 7601 Technology Way, Denver, Colorado 80237 or by visiting www.curian.com.

Shareholder Communications with Trustees

Shareholders of the Funds can communicate directly with the Board of Trustees (“Trustees”) by writing to the Chairman of the Board, David A. Agostine, c/o Curian Series Trust, 7601 Technology Way, Denver, Colorado 80237.  Shareholders can communicate directly with an individual trustee by writing to that trustee c/o Curian Series Trust, 7601 Technology Way, Denver, Colorado 80237.  Such communications to the Board or individual Trustees are not screened before being delivered to the addressee.

TABLE OF CONTENTS

I.	General Information and History	2
II.	Common Types of Investments and Management Practices	2
III.	Investment Restrictions	31
IV.	Trustees and Officers of the Trust	34
V.	Principal Holders of the Trust’s Shares	40
VI.	Investment Adviser, Sub-Advisers and Other Service Providers	40
VII.	Disclosure of Portfolio Information	51
VIII.	Purchases, Redemptions and Pricing of Shares	53
IX.	Description of Shares; Voting Rights; Shareholder Inquiries	54
X.	Tax Status	55
XI.	Financial Statements	61
	Appendix A – Ratings of Investments	A-1

1

SAI – Comment 7
Borrowing and Lending.  A Fund may borrow money from banks for temporary or emergency purposes in amounts up to 25% of its total assets.  To secure borrowings, a Fund may mortgage or pledge securities in amounts up to 15% of its net assets.

A Fund also may effect simultaneous purchase and sale transactions that are known as “sale-buybacks.”  A sale-buyback is similar to a reverse repurchase agreement, except that in a sale-buyback, the counterparty who purchases the security is entitled to receive any principal or interest payments made on the underlying security pending settlement of the Fund’s repurchase of the underlying security.  A Fund’s obligations under a sale-buyback typically would be offset by liquid assets equal in value to the amount of the Fund’s forward commitment to repurchase the subject security.

A “mortgage dollar roll” is similar to a reverse repurchase agreement in certain respects.  In a “dollar roll” transaction a Fund sells a mortgage-related security, such as a security issued by the Government National Mortgage Association (“GNMA”), to a dealer and simultaneously agrees to repurchase a similar security (but not the same security) in the future at a pre-determined price.  A “dollar roll” can be viewed, like a reverse repurchase agreement, as a collateralized borrowing in which a Fund pledges a mortgage-related security to a dealer to obtain cash.  Unlike in the case of reverse repurchase agreements, the dealer with which a Fund enters into a dollar roll transaction is not obligated to return the same securities as those originally sold by the Fund, but only securities which are “substantially identical.” To be considered “substantially identical,” the securities returned to a Fund generally must: (1) be collateralized by the same types of underlying mortgages; (2) be issued by the same agency and be part of the same program; (3) have a similar original stated maturity; (4) have identical net coupon rates; (5) have similar market yields (and therefore price); and (6) satisfy “good delivery” requirements, meaning that the aggregate principal amounts of the securities delivered and received back must be within 0.01% of the initial amount delivered.

A Fund’s obligations under a dollar roll agreement must be covered by segregated or “earmarked” liquid assets equal in value to the securities subject to repurchase by the Fund.  As with reverse repurchase agreements, to the extent that positions in dollar roll agreements are not covered by segregated or “earmarked” liquid assets at least equal to the amount of any forward purchase commitment, such transactions would be subject to the Funds’ restrictions on borrowings.  Furthermore, because dollar roll transactions may be for terms ranging between one and six months, dollar roll transactions may be deemed “illiquid” and subject to a Fund’s overall limitations on investments in illiquid securities.

SAI – Comment 36

III.   INVESTMENT RESTRICTIONS

INVESTMENT RESTRICTIONS APPLICABLE TO ALL FUNDS

Fundamental Policies.  Each Fund is subject to certain fundamental policies and restrictions that may not be changed without shareholder approval.  Shareholder approval means approval by the lesser of (i) more than 50% of the outstanding voting securities of the Trust (or a particular Fund if a matter affects just that Fund), or (ii) 67% or more of the voting securities present at a meeting if the holders of more than 50% of the outstanding voting securities of the Trust (or the affected Fund) are present or represented by proxy.  Unless otherwise indicated, all restrictions apply at the time of investment.

(1)           Each Fund shall be a “diversified company,” as such term is defined under the 1940 Act.

(2)           No Fund may invest more than 25% of the value of their respective assets in any particular industry (other than U.S. government securities).

(3) No Fund may invest directly in real estate or interests in real estate; however, the Funds may own debt or equity securities issued by companies engaged in those businesses.

(4)           No Fund may purchase or sell physical commodities other than foreign currencies unless acquired as a result of ownership of securities (but this limitation shall not prevent the Fund from purchasing or selling options, futures, swaps and forward contracts or from investing in securities or other instruments backed by physical commodities).

(5)           No Fund may lend any security or make any other loan if, as a result, more than 33 1/3% of the Fund’s total assets would be lent to other parties (but this limitation does not apply to purchases of commercial paper, debt securities or repurchase agreements).

(6)           No Fund may act as an underwriter of securities issued by others, except to the extent that a Fund may be deemed an underwriter in connection with the disposition of portfolio securities of such Fund.

(7)           No Fund may invest more than 15% of its net assets in illiquid securities. This limitation does not apply to securities eligible for resale pursuant to Rule 144A of the 1933 Act or commercial paper issued in reliance upon the exemption from registration contained in Section 4(2) of that Act, which have been determined to be liquid in accord with guidelines established by the Board of Trustees.

(8)           No Fund may issue senior securities except that a Fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 25% (of the value of its total assets (including the amount borrowed) less liabilities (other than borrowings).  If borrowings exceed 25% of the value of a Fund’s  total assets by reason of a decline in net assets, the Fund will reduce its borrowings within three business days to the extent necessary to comply with the 25% limitation.  This policy shall not prohibit reverse repurchase agreements, deposits of assets to margin or guarantee positions in futures, options, swaps and forward contracts, or the segregation of assets in connection with such contracts, or dollar rolls where segregated.

SAI – Comment 14
Operating Policies. The Trustees have adopted additional investment restrictions for the Fund.  These restrictions are operating policies of the Fund and may be changed by the Trustees without shareholder approval.  The additional investment restrictions adopted by the Trustees to date include the following:

For each Fund, to the extent applicable:

(a)	The Fund intends to comply with the CFTC regulations and National Futures Association requirements limiting the Fund’s investments in futures and options for non-hedging purposes.

For the Curian/WMC International Equity Fund:

(a)	The Fund normally invests at least 80 % of its assets in stocks issued by non-U.S. companies.

(b)
The Fund may invest in the securities of companies which are domiciled in emerging markets, however, the Fund’s exposure to emerging markets will generally not be greater than 10% above the emerging markets exposure of the Morgan Stanley Capital International All Country World ex US Index (“MSCI AC World ex US Index”).  Emerging markets are defined as those countries that re included in the MSCI Emerging Markets Index.

(c)	The Fund may invest in opportunities across the market capitalization spectrum, but under normal circumstances invests primarily in mid and large capitalization companies.

SAI Comment 37
Trustee Compensation

The Trustee who is an “interested person” receives no compensation from the Trust.  Effective November 10, 2010, each disinterested Trustee (except the Chairman of the Board) is paid by the Funds an annual retainer of $20,000, as well as a fee of $5,000 for each meeting of the Board of Trustees attended.  The Chairman of the Board of Trustees, if a disinterested Trustee, receives an annual retainer of $30,000, as well as a fee of $5,000 for each meeting of the Board of Trustees attended.  The Chair of the Committee receives an additional annual retainer of $5,000 for his services in that capacity.  The members of the Committee receive $1,500 for each in-person or telephonic Committee meeting.  If a Trustee participates in a Board meeting by telephone, the Trustee will receive half of the meeting fee.

Trustees will receive $1,500 per day plus travel expenses when traveling, on behalf of a Fund, out of town on Fund business (which, generally, does not include attending educational sessions or seminars).  However, if a Board or Committee meeting is held out of town, Trustees will not receive the “per diem” fee plus the Board or Committee fee for such out of town meeting, but rather will receive the greater of $2,500 or the meeting fee.

The disinterested Trustees did not receive any compensation for the fiscal year ended October 31, 2010, as the Funds had not yet commenced operation and the disinterested Trustees had not attended any meetings.   The Trust held an organizational meeting on November 10, 2010.  Below is an estimate of future trustee compensation payments:

Trustee	Aggregate Compensation from the Trust 1	Pension or Retirement Benefits Accrued As Part of Trust Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Trust 1
David W. Agostine	$58,000	$0	$0	$58,000
Dylan E. Taylor	$43,000	$0	$0	$43,000
Scot T. Wetzel	$43,000	$0	$0	$43,000
1 The estimated compensation information is for the period ending October 31, 2011.

The Trust has not adopted any plan providing pension or retirement benefits for Trustees.